SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November 2012

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English))

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Third Quarter 2012 Results

Lima, Peru, November 07, 2012 - Credicorp (NYSE:BAP) announced today its unaudited results for the third quarter of 2012. These results are reported on a consolidated basis in accordance with IFRS in nominal U.S. Dollars.

HIGHLIGHTS
•	Credicorp reported net earnings after minority interest of US$227.5 million, which indicates a significant 32.3% recovery from the US$171.9 million registered in 2Q12. As such, Credicorp has resumed a positive earnings trend after higher provisions and other negative market trends adversely affected income in the previous Q. Consequently, ROAE bounced back to situate at 23.7% and ROAA at 2.5%, up from 19.2% and 2% in the previous Q. Furthermore, YTD net earnings are in line with expectations and totaled US$588.6 million, up 13.2% from the previous year.
•	Operating trends were strong with 5.5% loan book growth for the Q and 23.7% YoY. Operating income was up 15.4% following more moderate provisioning this 3Q; stronger non-financial income and solid insurance premium growth; and despite continued operating expense expansion.
•	In line with strong portfolio performance, NII growth reached 5.4% for the Q, a result of a 6.9% stronger interest income and 10.5% growth in interest expenses. This improved the NIM, which reached 5.19% vs. 5.08% in 2Q. The improvement is due mainly to expansion in the retail business, which helped raise the NIM for the loan book to 8.12%. This excellent trend led to a robust 24.2% expansion in NII for the year, as shown by the YTD figures.
•	Non-financial income also reported significant expansion of 9.9% for the Q and 36.2% YoY. The core generators this 3Q were fee income (up 9.4% QoQ) and gains on the sale of securities, which doubled QoQ due to good market conditions. Again, YTD non-financial income is up 26.8% compared to the same period last year.
•	The insurance business (excluding the medical venture), reported a 25% increase in technical results, which totaled US$46.7 million for the 3Q. This went hand-in-hand with strong net premium growth of 6.5% this quarter. However, medical services reported a loss of US$3.9 million given that it will still take some time to implement the clinics and ensure that the network works efficiently to achieve projected results.
•	Portfolio quality remains sound and stable despite continued strong growth in the retail business. The increase in delinquencies reported last Q on the low income retail business has leveled out. However, the loan book mix continues to shift toward these assets, which will continue leading to higher PDLs. Regardless, delinquencies over 90 days remained extremely stable at 1.15% while the PDL ratios for all delinquencies continued steady at 1.73%. Hence, provisions dropped from the record high posted in 2Q to US$94.6 million this quarter but continue to reflect growth in riskier segments.
•	Operating expenses continued to grow at a higher than usual pace and were up 9% QoQ (compared to 8.7% in 2Q) as expansion continues and new businesses are developed and integrated. However, the consolidation of 2 new subsidiaries, one in Colombia and the other in Chile, as well as the revaluation in local currency, partially explain the higher expense numbers reported at Credicorp. Real expansion in expenses is therefore around 3 percentage points lower.
•	As hinted before, this Q the local currency resumed and even accelerated slightly its revaluation trend. This led to large translation gains and a lower effective tax rate, both of which contributed to the excellent earnings reported for the Q.
•	This 3Q12 BCP reported US$192 million in net income, which allowed it to post a US$188.2 million contribution to Credicorp. This represents a significant recovery with regard to BCP’s US$124.2 million contribution in the previous Q. These results reflect the strength of BCP’s banking business, which continued to expand after a correction in its retail growth model.
•	BCP Bolivia’s performance was good considering the pressures in the Bolivian financial sector as the Bolivian government introduced higher taxes for financial institutions. Net contribution to Credicorp totaled US$5.3 million, a minor reduction from US$5.5 million despite the tax pressures.
•	ASB’s contribution to Credicorp this 3Q12 was US$ 12.5 million, up 18% vs. 2Q12’s earnings. The recovery is a reflection of improved market conditions. Therefore, ROAE for 3Q reached a sound 26.1%.
•	Pacifico (Pacifico Insurance Group) performed well, with net premium growth of 7% for the Q, which contributed to better underwriting results for the insurance business (excluding the medical venture). However, as explained above, the technical results for medical services posted a loss in 3Q. This adversely affected Pacifico’s contribution to Credicorp, which dropped to US$20.6 million.

•	Prima’s performance and contribution was down this 3Q by 17% to US$9.45 million due to reserves and costs related to the preparations to adjust to the new regulatory framework. Notwithstanding, this result still reflects an excellent ROAE of 25.9%.
•	Overall Credicorp posted excellent growth once again this 3Q12, showing robust earnings expansion and recovering the trends expected by Credicorp’s management.

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I. Credicorp Ltd.

Overview

In 3Q12, Credicorp recovered the earnings levels and trends seen in previous Q’s. This confirmed the fact that growth and positive business trends remain strong in a market that is in the process of developing and gradually increasing banking penetration. In fact Credicorp reported net earnings after minority interest of US$227.5 million, which represents a significant 32.3% recovery with regard to the US$171.9 million posted in 2Q12. Credicorp’s earnings resumed a positive trend after we made adjustments to our credit models to turn around the increase in delinquencies that required high provisions as we stepped up our efforts to penetrate low income segments in 2Q. Consequently, ROAE bounced back to 23.7% and ROAA to 2.5%, up from 19.2% and 2% in the previous Q. Furthermore, YTD net earnings are in line with expectations reaching US$588.6 million, up 13.2% from the previous year.

Operating trends were strong with 5.5% loan book growth for the Q and 23.7% YoY. Operating income was up 15.4% following more moderate provisioning this 3Q; strong 9.9% non-financial income growth; solid insurance premium growth; and despite continued operating expense growth.

This strong loan book expansion is in line with the performance of the Peruvian economy, which posted higher growth than all its Latin American peers and certainly all developed markets with approximately 6.3% GDP annualized growth for the YTD.

Supported by this economic background, loan growth was strong in all sectors of our banking subsidiary BCP, including the mature corporate book, which grew 4% QoQ and the middle market book, which was up 6.8% for the Q. The retail portfolios posted stronger growth numbers, though starting with the credit card book, up 6%, the mortgage book with 6.9% growth, and moving towards the more dynamic sectors like the consumer book which grew 8.9%; the SME portfolio, up 10.5%; and the micro-lending book, the fastest growing portfolio, which grew 11% for the quarter. We should however point out that the revaluation of the local currency vis-à-vis the US Dollar this Q was not insignificant (2.7%) and boosted the reported growth in US Dollars of the local currency denominated loan books, mainly in the retail segment, beyond its already strong real growth in local currency. Overall loan book growth however was not affected by this exchange rate move since the positive impact on the expanding retail soles book was neutralized by a contrary effect on the wholesale soles book which contracted this 3rdQ.

These excellent portfolio growth rates led to even stronger expansion in interest income in the banking subsidiary, which was also attributable to higher rates for riskier retail products. Thus, while total loan book at BCP was up 5.8% for the Q (6.6% when measuring daily average outstanding), interest income was up a strong 9.1% QoQ and helped offset higher funding costs, which were up 11.7%. This led to a robust 7.9% increase in NII for the Q. At Credicorp, these numbers were attenuated by the results posted for ASB’s more mature portfolio. Thus, NII growth at Credicorp reached 5.4%, with interest income growing 6.9% and interest expenses 10.5%, still strong numbers.

Consequently, NIMs improve more at BCP to post a global NIM of 5.36% and loan book NIM of 8.12% while Credicorp shows a more moderate expansion in NIM, posting a figure of 5.19% versus 5.08% in 2Q.

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Portfolio quality remained sound and delinquency ratios stable this 3Q12 despite continued strong growth in the retail business. The increasing delinquencies reported last Q in the low income retail business leveled out during this 3Q, though the mix of the book continues shifting towards these assets. The latter has set a trend of increasing PDLs that reflect the new portfolio mix, in which retail banking currently holds aprximately a 49.2% share, and the percentage of higher risk assets within each segment is also increasing. However, delinquencies over 90 days remain extremely stable at 1.15% while the PDL ratio for all delinquencies held steady at 1.73%. Hence, provisions dropped from a record high in 2Q to US$94.6 million this quarter but reflect still portfolio growth in riskier sectors.

Non-financial income was also up a very strong 9.9% for the Q. The main drivers of this result were fee income, which grew 9.4% QoQ and 27.4% YoY, and good market performance, which led to a gain on the sale of securities of US$ 32 million.

Insurance net premium growth was strong and increased 6.5% for the Q. This contributed to better underwriting results for the insurance business (excluding medical services) in 3Q, which rose a significant 25% QoQ and 54.6% YoY. However, the medical services business still needs time to complete the implementation of its new strategy and improve its technical results. Hence, the underwriting results for medical services posted a loss of US$ 3.9 million.

On the other hand, OpEx continued expanding and increased 9% QoQ, fueled by the continued expansion of our network; investments in the development and improvement of our operational capabilities; increased transactional activity and volumes that generate variable costs; the incorporation of IM Trust and Correval into Credicorp; and the strength and revaluation against the US Dollar of our local currency, in which most costs are paid. Real OpEx expansion is in fact a few (3%) percentage points lower.

The strength of the local currency also led to translation gains of about US$33 million, which in turn lowered the effective tax rate (through the inverse effect in local Soles accounting) and boosted earnings for the Q to the US$233 million reported at Credicorp.

After minority interest, income attributed to Credicorp reached US$227.5 million, a significantly higher result that reveals a 32.3% increase QoQ and 33.1% YoY. YTD net income reached US$588.6 million, revealing also a 13.2% expansion when compared to the same period last year. These results are proof that Credicorp is in line with the market’s high expectations.

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Credicorp Ltd.	Quarter			Change %		Year to date		Change %
US$ 000	3Q12	2Q12	3Q11	QoQ	YoY	Sep 12	Sep 11	YoY
Net Interest income	415,203	393,936	330,473	5.4%	25.6%	1,181,390	951,006	24.2%
Net provisions for loan losses	(94,389)	(110,850)	(42,676)	-14.8%	121.2%	(274,877)	(144,451)	90.3%
Non financial income	275,636	250,757	202,441	9.9%	36.2%	764,212	602,792	26.8%
Insurance services technical result	46,718	37,370	30,216	25.0%	54.6%	91,972	92,324	-0.4%
Medical Services Technical Result (1)	(3,894)	1,632	(94)	-338.6%	-4051.2%	(305)	(94)	225.0%
Operating expenses (1)	(367,816)	(337,589)	(279,858)	9.0%	31.4%	(1,015,975)	(814,206)	24.8%
Operating income (2)	271,458	235,256	240,503	15.4%	12.9%	746,417	687,371	8.6%
Core operating income	271,458	235,256	240,503	15.4%	12.9%	746,417	674,434	9.5%
Non core operating income (3)	-	-	-	-	-	-	12,937	-100.0%
Translation results	33,105	(1,685)	(7,213)	2064.4%	559.0%	44,604	6,448	591.7%
Income taxes	(71,351)	(58,573)	(58,646)	21.8%	21.7%	(189,998)	(162,487)	16.9%
Net income	233,212	174,998	174,645	33.3%	33.5%	601,024	531,332	13.1%
Minority Interest	5,681	3,051	3,744	86.2%	51.7%	12,433	11,241	10.6%
Net income attributed to Credicorp	227,531	171,946	170,900	32.3%	33.1%	588,590	520,092	13.2%
Net income / share (US$)	2.85	2.16	2.14	32.3%	33.1%	7.38	6.52	13.2%
Total loans	20,287,468	19,232,220	16,401,270	5.5%	23.7%	20,287,468	16,401,270	23.7%
Deposits and obligations	22,047,452	21,037,643	18,066,891	4.8%	22.0%	22,047,452	18,066,891	22.0%
Net shareholders' equity	4,007,654	3,675,134	3,092,778	9.0%	29.6%	4,007,654	3,092,778	29.6%
Net interest margin	5.19%	5.08%	5.00%			5.14%	4.88%
Efficiency ratio	43.6%	41.4%	40.6%			41.9%	40.4%
Return on average shareholders' equity	23.7%	19.2%	22.6%			21.6%	23.6%
PDL ratio	1.73%	1.74%	1.54%			1.73%	1.54%
PDL ratio at 90 days	1.15%	1.16%	1.13%			1.15%	1.13%
NPL ratio	2.39%	2.34%	2.08%			2.39%	2.08%
Coverage ratio of PDLs	191.3%	186.8%	191.2%			191.3%	191.2%
Coverage of NPLs	138.6%	139.1%	141.8%			138.6%	141.8%
Employees	25,149	23,438	21,514			25,149	21,514

(1)	Employees' profit sharing is regisered in Salaries and Employees Benefits since 1Q11 due to local regulator's decision.
(2)	Income before translation results and income taxes.
(3)	NPLs: Non-performing loans = Past due loans + Refinanced and restructued loans. NPL Ratio = NPLs/Total loans.

Credicorp – The Sum of Its Parts

Credicorp’s business development in 3Q12 continues to be very strong. In fact, significant growth was seen in all segments, though this 3Q the bottom line has improved significantly compared to the previous Q given the good results achieved through the corrections made to our credit models and processes as well as other positive trends. As we indicated in the previous Q, the strategies to increase banking penetration that are fueling this growth imply lowering the threshold for granting loans, a delicate process to which we are dedicating significant resources and time to carefully monitor and fine-tune our models accordingly. The accelerated growth and lack of behavioral/credit history in certain retail sectors, mainly the credit card business, led to an increase in delinquencies in our portfolio and throughout the credit card system in the previous 2ndQ and triggered all the corrections we have implemented (which are now producing results). This no doubt entails a learning process. It has become evident that although we need to approach the low income sector with greater caution while giving new consumers the time they need to learn about using credit wisely, the increase in delinquencies is by no means a sign that the growth trends that Credicorp has enjoyed are coming to an end or are changing direction.

This 3Q12, BCP reported US$192 million in net income, which led to a contribution to Credicorp of US$188.2 million. This is a significant recovery from BCP’s US$124.2 million contribution in the previous Q. These results reflect the strength of BCP’s wholesale and retail banking businesses, which continued to expand after a correction in the retail growth model was implemented. Robust loan portfolio expansion of 5.8% for the Q and 23% YoY; a controlled 1.78 total PDL ratio; a 1.15% 90-day PDL ratio; lower provisions; good fee income and trading gains; as well as a positive translation result helped offset the expense growth inherent to a growing business (+22 branches, +368 ATMs,+1,062 Agentes,+ 2 new subsidiaries YoY). These results led to a ROAE of 30.2% for the Q and a ROAA of 2.4%. YTD numbers also show a robust bottom-line with US$490 million in income generation and a 19% increase in the contribution to Credicorp for a total of US$479 million.

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Earnings contribution to Credicorp	Quarter			Change %		Year to date		Change %
US$ 000	3Q12	2Q12	3Q11	QoQ	YoY	Sep 12	Sep 11	YoY
Banco de Crédito BCP (1)	188,225	124,222	140,420	52%	34%	479,049	402,961	19%
BCB (2)	5,274	5,484	5,404	-4%	-2%	16,178	13,799	17%
Edyficar	9,671	7,200	5,972	34%	62%	24,604	18,188	35%
Pacifico Grupo Asegurador	20,617	23,663	13,286	-13%	55%	49,103	53,668	-9%
Atlantic Security Bank	12,534	10,610	7,414	18%	69%	34,696	31,929	9%
Prima	9,450	11,445	7,617	-17%	24%	30,060	23,543	28%
Credicorp Ltd. (3)	(5,620)	3,515	326	-260%	-1822%	(4,603)	207	-2324%
Others (4)	2,326	(1,509)	1,836	254%	27%	285	7,784	-96%
Net income attributable to Credicorp	227,531	171,946	170,900	32%	33%	588,590	520,092	13%
(1)	Includes Banco de Crédito de Bolivia and Edyficar.
(2)	Total contribution to Credicorp is lower than BCB's net income due to the fact that Credicorp's ownership (directly and indirectly) on BCB is 97.7%.
(3)	Includes taxes on BCP's and PGA's dividends, and other expenses at the holding company level.
(4)	Includes Grupo Crédito excluding Prima (Servicorp and Emisiones BCP Latam), others of Atlantic Security Holding Corporation and others of Credicorp Ltd.

BCP Bolivia’s performance was good given the pressures in the Bolivian financial sector as the Bolivian government introduced higher taxes for financial institutions. Its net contribution to Credicorp totaled US$5.3 million. This represents a minor decline from the US$5.5 million posted in 2Q12, which was already affected by tax pressures. Organic growth was still sound at 4.3% for the Q and the retail business was the Bank’s strongest growth sector. Despite these pressures YTD numbers reflect a 17% increase in BCP Bolivia’s contribution to Credicorp, which totaled US$16.2 million.

Financiera Edyficar reported loan growth of 12.5% QoQ that topped US$ 659 million. This represented growth of 49.7% YoY that reflects continuous expansion and the fact that Edyficar’s market share in the sector has increased. This excellent growth also led to net income of US$ 9.9 million, which represents a 34.3% increase QoQ that was accompanied by a consistently good portfolio quality. YTD numbers also reflect this excellent performance: earnings are up 35.3% for the year. Given these good results, return on average equity (ROAE) in 3Q12 was situated at 29.9% with goodwill and 48.3% without goodwill.

ASB’s contribution to Credicorp this 3Q12 was US$ 12.5 million, up 18.1% vs. 2Q12’s earnings. The recovery is a clear reflection of improved market conditions. Therefore, ROAE for 3Q reached a sound 26.1%. YTD results reached US$34.7 million, up 8.7% from the previous year.

Pacifico’s insurance operations performed well. Net premium growth was strong and increased 7% for the Q. This contributed to better underwriting results for the insurance business (ex-medical services technical results), which improved significantly and were up 25% QoQ and 54.6% YoY. Technical results for medical services posted a loss of US$ 3.9 million but are expected to improve as the company fully implements its new strategy. As a result, Pacifico’s contribution to Credicorp dropped around US$3 million to US$20.6 million. The start-up of the new medical service-business model and the severe claims that PGA had to absorb at the beginning of the year explain the 9% drop in accumulated earnings for the YTD. This pressure keeps Pacifico’s ROAE at a relatively low level of 13.7%.

Prima’s contribution was down by 17% this 3Q to US$9.45 million due to reserves and costs related to the preparations to adjust to the new regulatory framework. Nevertheless, this result still reflects an excellent ROAE of 25.9%. It is worth mentioning that Prima won the first auction under this new system, thus ensuring the affiliation of all new comers until the end of the year.

Credicorp Ltd’s line mainly includes provisions for tax retention on dividends paid to Credicorp and interest on investments in specific Peruvian companies, which at this time in the year are minimal. Therefore, tax provisions have no off-setting interest income and are almost fully reflected in this line which is therefore higher compared to 2Q.

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The Others account encompasses the holding’s different companies, including Grupo Crédito, which controls start-up operations such as Tarjeta Naranja. Although these start-ups are still in the red, some interest income and translation gains helped generate a positive result of US$2.3 million for this account.

Overall, Credicorp posted excellent growth once again this 3Q12. Its earnings expansion was robust and there is ample evidence the company has resumed the positive trends expected by Credicorp’s management.

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II. Banco de Crédito del Perú Consolidated

Summary 3Q12

BCP achieved magnificent results this Q that constitute record highs and prove that its strategy to capture the country’s potential for growth has been on-target. At the end of 3Q12, BCP’s net income totaled US$ 192 million, which represented significant growth of 50.3% QoQ that was reflected in excellent levels for ROAE (30.2%) and ROAA (2.4%).

The YoY evolution and the accumulated results for 2012 also reveal noteworthy performance. In this context, net income increased 33.4% YoY and 18.8% with regard to January-September 2011.

BCP’s outstanding performance in 3Q2 was due primarily to:

i)	Noteworthy growth of 7.9% QoQ in net interest income (NII), primarily due to 5.8% expansion in the loan portfolio, which was in turn attributable to the excellent dynamic seen in all the business’s segments. The increase reported in net interest income offset higher interest expenses (+11.7%), which were associated with growth in due to banks and correspondents and derivative positions held by the business in Colombia;

ii)	A significant 13.9% QoQ increase in non-financial income, which was primarily due to +13.9% expansion QoQ in fee income and higher gains on sales of securities after the bank sold the positions it had taken in sovereign bonds in 2Q12 to take advantage of the market juncture;

iii)	Translation gains for US$ 27.8 million, which compares favorably with the loss of US$ 3.1 million reported in 2Q12. This was attributable to the 2.7% appreciation of the Nuevo Sol against the US Dollar in 3Q12, which contrasts with the 0.2% depreciation reported in 2Q12; and

iv)	A decrease in total provisions for loan losses given that the growth in the past due portfolio has slowed.

The aforementioned helped offset the 11% QoQ increase in operating expenses due to an increase in salaries and employee benefits (+11% QoQ) and administrative expenses (+13.9% QoQ). The increase in salaries and employee benefits is due primarily to the higher number of employees (Retail Banking expansion, acquisition of Correval and IM Trust) but is also attributable to the appreciation of the Nuevo Sol given that salaries are denominated in local currency. The increase in general and administrative expenses is primarily due to the network expansion; outsourcing of IT and call center; the significant increase of transaction volume; as well as the effect of the Nuevo Sol’s appreciation.

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Banco de Credito and Subsidiaries	Quarter			Change %		Year to date		Change %
US$ 000	3Q12	2Q12	3Q11	QoQ	YoY	Sep 12	Sep 11	Sep 12 / Sep 11
Net financial income	382,426	354,295	302,463	7.9%	26.4%	1,079,220	860,295	25.4%
Total provisions for loan loasses	(94,604)	(111,091)	(42,960)	-14.8%	120.2%	(275,537)	(145,023)	90.0%
Non financial income	247,991	217,719	181,379	13.9%	36.7%	664,409	510,924	30.0%
Operating expenses (1)	(313,443)	(282,343)	(237,182)	11.0%	32.2%	(853,035)	(682,555)	25.0%
Operating income (2)	222,370	178,580	203,700	24.5%	9.2%	615,057	543,641	13.1%
Core operating income	222,370	178,580	203,700	24.5%	9.2%	615,057	543,641	13.1%
Non core operating income (3)	-	-	-	0.0%	0.0%	-	-	0.0%
Translation results	27,799	(3,062)	(6,622)	1007.9%	519.8%	36,151	6,961	419.3%
Income taxes	(55,980)	(47,965)	(53,001)	16.7%	5.6%	(158,599)	(137,182)	15.6%
Net income	192,048	127,735	143,964	50.3%	33.4%	490,402	412,929	18.8%
Net income / share (US$)	0.060	0.040	0.045	50.3%	33.4%	0.154	0.130	18.8%
Total loans	19,672,680	18,599,092	15,998,891	5.8%	23.0%	19,672,680	15,998,891	23.0%
Deposits and obligations	20,804,888	19,743,570	16,967,412	5.4%	22.6%	20,804,888	16,967,412	22.6%
Net shareholders' equity	2,644,881	2,440,708	2,149,132	8.4%	23.1%	2,644,881	2,149,132	23.1%
Net financial margin	5.36%	5.12%	5.05%			5.25%	4.80%
Efficiency ratio	50.6%	49.8%	48.9%			49.3%	48.4%
Return on average equity	30.2%	21.4%	27.4%			26.4%	27.0%
PDL ratio	1.78%	1.80%	1.56%			1.78%	1.56%
NPL ratio (4)	2.46%	2.42%	2.11%			2.46%	2.11%
Coverage ratio of PDLs	191.5%	186.9%	192.9%			191.5%	192.9%
Coverage ratio of NPLs	138.6%	139.1%	142.7%			138.6%	142.7%
BIS ratio	14.1%	15.9%	14.8%			14.1%	14.8%
Branches	359	352	337			359	337
Agentes BCP	5,479	5,419	4,417			5,479	4,417
ATMs	1,752	1,647	1,384			1,752	1,384
Employees	21,249	19,556	17,964			21,249	17,964
(1)	Employees' profit sharing is regisered in salaries and employees benefits since 1Q11 due to local regulator's decision.
(2)	Income before translation results and income taxes.
(3)	Includes non core operating income from net gain on sales of securities.
(4)	NPLs: Non-performing loans = Past due loans + Refinanced and restructued loans. NPL Ratio = NPLs/Total loans.

The outstanding evolution of net income was accompanied by an excellent figure for operating income, which increased 11% QoQ and 32.2% YoY. With this result, the Bank achieved, in accumulated terms, 13.1% growth with regard to the results achieved in the first 9 months of 2011.

The noteworthy evolution of operating income was due primarily to a significant 9.2% QoQ increase in core operating income and the strong expansion of NII in particular (+7.9% QoQ; +26.4% YoY; and +25.4% in accumulated terms). The latter was in turn attributable to continued dynamism in the local economy, which is reflected in loan growth of 5.8% QoQ and 23% YoY. Fee income also evolved satisfactorily (+13.9% QoQ, +30.3% YoY and +20.5% in accumulated terms) due to the excellent dynamic seen in Wholesale Banking and Retail Banking. Finally, gains on foreign currency transactions grew as a result of a very active FX market, which is in line with a relatively higher volatility of the exchange rate against the US Dollar.

Core income	Quarter			Change %		Year to date		Change %
US$ 000	3Q12	2Q12	3Q11	QoQ	YoY	Sep 12	Sep 11	Sep 12 / Sep 11
Net interest and dividend income	382,426	354,295	302,463	7.9%	26.4%	1,079,220	860,295	25.4%
Fee income, net	172,626	151,598	132,509	13.9%	30.3%	466,209	386,741	20.5%
Net gain on foreign exchange transactions	44,948	43,650	35,281	3.0%	27.4%	127,928	101,891	25.6%
Core income	600,000	549,543	470,253	9.2%	27.6%	1,673,357	1,348,927	24.1%

Operating expenses posted an increase of 11% QoQ that was primarily due to higher expenses for salaries and employee benefits (+11% QoQ) and general and administrative expenses (+13.9% QoQ), as previously mentioned.

The aforementioned led to an efficiency ratio of 50.6%, which is slightly higher than the 49.8% posted in 2Q12. In accumulated terms, the efficiency ratio in the first nine months of 2012 was 49.3%, which represents an increase over the 48.4% reported for the same period in 2011. This evolution falls within the expected target range if we consider the expansion seen in distribution channels; the IT outsourcing (which should generate significant savings on investments in infrastructure over the time); growth in businesses such as Retail Banking and Investment Banking; increase in transactional activity; and the effect that an appreciation of the Nuevo Sol has had on expenses denominated in local currency.

9

During 3Q12, total assets grew +7.9% QoQ, which was in line with loan growth and an increase in Available Funds. Gross loans increased 5.8% QoQ, while average daily balances grew 6.6% QoQ. The outstanding quarterly evolution of loans was due to the excellent dynamism seen in all business segments, which led to the highest quarterly growth posted thus far this year; in fact, 3Q12’s growth rate even exceeded that reported for the same period in 2011. In Wholesale Banking, the recovery in loans in the Corporate Banking segment was noteworthy. This result was strengthened by dynamism posted throughout the year in Middle-Market Banking, which reported 5.1% QoQ growth in average daily balances. Retail Banking grew 8.4% QoQ and 34.6% YOY while Edyficar achieved growth of 11% QoQ in average daily balances.

In the YoY analysis, the increase in total assets (+26.8%) is also associated with the evolution of the loan portfolio (+23% in gross balances and +19.7% in average daily balances), which posted excellent performance in all segments: Wholesale Banking +8.7%, Retail Banking +34.6% and Edyficar +46.4%.

The increase in Cash and due from banks recorded at the end of 3Q12 was in line with higher balances in overnight deposits with Central Bank (BCR) and the selling of a sovereign bond position as well as growth in deposits.

NIM rose from 5.12% to 5.36%. This was primarily due to a significant +7.9% QoQ increase in NII and to a slower paced increase in average interest earning assets (+3.1% QoQ). At the end of 3Q12 NIM on loans continued an upward trend, going from 8.07% to 8.12%; this was in line with the fact that Retail Banking’s share of total loans increased this Q (from approximately 48.4% in 2Q12 to approximately 49.2% in 3Q12, including Edyficar’s portfolio).

Liabilities increased 7.8% QoQ. This was due primarily to 5.4% growth QoQ in deposits, where the expansion in time deposits (+13.6% QoQ) and savings (+5.4% QoQ) was particularly noteworthy. The increase in due to banks and correspondents also contributed to this effect. The aforementioned led to a slight increase in the Bank’s funding cost, which went from 2.20% in 2Q12 to 2.26% in 3Q12. This result is associated with an increase in interest expenses on due to banks and correspondents and deposits.

In terms of portfolio quality, the PDL ratio fell slightly (2 bps QoQ) to 1.78% while the PDL ratio at 90 days fell from 1.16%, where it has held steady throughout 2012, to 1.15%. The slight decline in the PDL ratio is due to the fact that growth of past-due loans has decelerated, which is attributable to an increase in write-offs. It is important to note that control over the PDL ratio for the credit card portfolio has improved due to the adjustments made in credit policies, which went into effect during the last quarter. Edyficar recovered its historic PDL ratio, going from 4.2% in 1Q12 to 4% in 3Q12.

Finally, total provisions for loan losses in 3Q12 fell YoY due to a deceleration in the growth rate of the past due portfolio.

II.1 Interest Earning Assets

Interest earning assets increased 7.1% QoQ, which is in line with growth in current loans (+5.8%) and an increase in deposits in BCR and other Banks (+24.7%).

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Interest earning assets	Quarter			Change %
US$ 000	3Q12	2Q12	3Q11	QoQ	YoY
BCRP and other banks	5,703,623	4,574,760	4,054,084	24.7%	40.7%
Interbank funds	7,270	6,621	7,000	9.8%	3.9%
Trading securities	144,566	204,189	118,289	-29.2%	22.2%
Securities available for sale	4,313,659	4,492,280	3,979,007	-4.0%	8.4%
Current loans	19,322,859	18,264,583	15,748,718	5.8%	22.7%
Total interest earning assets	29,491,977	27,542,433	23,907,098	7.1%	23.4%

The increase reported in interest earning assets, as we will explain in-depth later in this report, was associated with excellent loan growth. This expansion led to growth of 5.8% and 6.6% QoQ in current loans and average daily balances, respectively.

In this context, there was an increase in BCR and other Banks. This was due to higher balances in overnight deposits in BCR, the sale of sovereign bonds, as is evident in the drop in Investments Available for Sale, and in some trading securities.

A YoY analysis shows a solid +23.4% growth in interest earning assets that was primarily attributable to significant growth in current loans (+22.7% YoY).

Loan Portfolio

At the end of 3Q12, total loans at BCP reached US$ 19,673 million, which represents 5.8% growth QoQ. This is the highest growth rate reported so far this year and also tops the level reported for the same quarter in 2011. The analysis of average daily balances stands as proof of the excellent evolution of the loan portfolio, which grew 6.6% QoQ. It is important to emphasize that all segments of the business evolved very favorably this quarter: Wholesale Banking +5.1% QoQ, Retail Banking +8.4% QoQ, and Edyficar +11% QoQ. It is important to consider that if we exclude the effect of the Nuevo Sol’s appreciation in the Q (+2.7%), growth rate for Retail Banking and Edyficar would be lower: 7.2% and 8.6%, respectively. However, the positive impact in growth numbers of the retail segments of this FX move is netted-out by the reverse effect on the Wholesale portfolio since local currency loans for this segment dropped.

The YoY evolution also shows noteworthy dynamism in loans, which registered a 23% increase in total loan balances and 19.7% in average daily balances

The following figure shows the evolution of quarter-end balances and month-end average daily balances. It is evident that the upward trend seen earlier in the year remained in play during the third quarter, where September was the most dynamic month.

Source: BCP

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An analysis of average daily balances by Banking segment indicates significant expansion in all segments.

Wholesale Banking reported a 5.1% increase QoQ, which represents the highest quarterly growth registered thus far this year and exceeds the figure posted for the same period last year. This result was attributable to an improvement in the dynamism observed in Corporate Banking (+4% QoQ), which was strengthened by the solid growth reported in the Middle-Market Banking’s portfolio (+6.8% QoQ) throughout this year. It is important to emphasize that the evolution of Corporate Banking is noteworthy given the increasingly prevalent trend toward using the capital markets as a financing alternative, a trend that will intensify in the coming years. Additionally, competition with foreign banks has intensified given that these institutions offer lower funding costs for two reasons: i) low international interest rates and ii) the fact that these banks are exempt from the high foreign currency reserve requirements that the BCR has imposed on local banks.

Retail Banking held on firmly to its position as growth leader in total loans, which is attributable to BCP’s on-target strategy to promote financial inclusion. All of this translated into growth of 8.4% QoQ. Within Retail Banking, dynamism was observed in all segments.

Edyficar performed extraordinarily this Q and reported 11% growth QoQ.

Average Daily Balances

	TOTAL LOANS (1)
	(US$ million)
	3Q12	2Q12	3Q11	QoQ	YoY
Wholesale Banking	9,458.9	9,000.0	8,700.9	5.1%	8.7%
- Corporate	5,727.0	5,506.0	5,555.8	4.0%	3.1%
- Middle Market	3,732.0	3,494.0	3,145.1	6.8%	18.7%
Retail Banking	8,538.1	7,874.5	6,343.8	8.4%	34.6%
- SME + Business	3,068.8	2,777.8	2,217.5	10.5%	38.4%
- Mortgages	2,895.0	2,708.2	2,253.3	6.9%	28.5%
- Consumer	1,622.9	1,490.6	1,168.0	8.9%	38.9%
- Credit Cards	951.4	897.9	705.0	6.0%	35.0%
Edyficar	622.4	560.8	425.1	11.0%	46.4%
Others (2)	937.7	904.7	874.1	3.6%	7.3%

Consolidated total loans	19,557.0	18,340.0	16,343.9	6.6%	19.7%

(1) Average daily balance.

(2) Includes Work Out Unit, other banking and BCP Bolivia.

Source: BCP

An analysis by currency type indicates that the foreign currency portfolio (FC) reported an increase that was slightly above that posted for local currency (LC): 5.9% QoQ versus 5.4% QoQ for the LC portfolio.

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Average Daily Balances

	Domestic Currency Loans (1)					Foreign Currency Loans (1)
	(Nuevos Soles million)					(US$ million)
	3Q12	2Q12	3Q11	QoQ	YoY	3Q12	2Q12	3Q11	QoQ	YoY
Wholesale Banking	5,297.5	5,322.4	5,746.5	-0.5%	-7.8%	7,570.3	7,133.9	6,686.0	6.1%	13.2%
- Corporate	3,111.7	3,210.3	3,836.5	-3.1%	-18.9%	4,549.1	4,312.1	4,159.2	5.5%	9.4%
- Middle Market	2,185.8	2,112.1	1,910.0	3.5%	14.4%	3,021.2	2,821.7	2,526.7	7.1%	19.6%
Retail Banking	14,929.4	13,914.4	11,121.7	7.3%	34.2%	2,855.3	2,693.3	2,303.1	6.0%	24.0%
- SME + Business	5,584.4	5,147.3	4,045.9	8.5%	38.0%	963.7	876.2	753.7	10.0%	27.9%
- Mortgages	3,744.7	3,466.3	2,887.7	8.0%	29.7%	1,461.4	1,411.6	1,201.7	3.5%	21.6%
- Consumer	3,373.8	3,160.4	2,475.4	6.8%	36.3%	331.3	308.3	266.5	7.4%	24.3%
- Credit Cards	2,226.5	2,140.3	1,712.7	4.0%	30.0%	99.0	97.2	81.2	1.8%	21.9%
Edyficar	1,597.7	1,470.8	1,136.5	8.6%	40.6%	10.7	10.6	11.1	0.5%	-4.3%
Others (2)	125.1	123.8	126.5	1.1%	-1.1%	889.8	858.4	828.1	3.7%	7.4%

Consolidated total loans	21,949.7	20,831.4	18,131.2	5.4%	21.1%	11,326.0	10,696.2	9,828.3	5.9%	15.2%
(1)	Average daily balance.
(2)	Includes Work Out Unit, other banking and BCP Bolivia.

Source: BCP

The evolution of the FC portfolio was led by Wholesale Banking, where growth in Corporate Banking was particularly noteworthy (+5.5% QoQ) following a series of leasing operations this quarter. Middle-Market banking increased +7.1% QoQ, in line with the excellent performance it has reported throughout this year.

Within the FC portfolio, the expansion of Retail Banking loans comes from asset financing in SME (e.g. machinery whose price is denominated in US Dollar), and Private Banking consumer loans.

LC loan growth is associated with increase in Retail Banking loans, which reported significant 7.3% growth QoQ. Within this banking division, growth in the SME portfolio (+8.5% QoQ), Mortgage (+8% QoQ) and Consumer (+6.8% QoQ) is noteworthy.

In the micro-lending segment, Edyficar’s performance stands out given that it has achieved solid growth in total loans of 11% QoQ and 46.4% YoY (almost all in local currency).

Loan Market Share

At the end of September 2012, BCP consolidated continued to lead the market in terms of loans with a market share of 31.1%, which represents a 10.6 percentage point advantage over its closest competitor’s share.

Additionally, at the end of September 2012, Corporate Banking’s market share posted an increase, going from 46.3% in June to 47.1% in September, while Middle-Market Banking posted a less significant increase (from 34.9% to 35.1%). Within Retail Banking, the segment that reported the most significant increase in market share QoQ was Credit Cards (from 21.1% to 21.6%).

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Dollarization

The Peruvian economy continued to de-dollarize. During the last quarter, the Nuevo Sol appreciated 2.7% against the US Dollar. In this context, the share of LC loans in total loans totaled 43% at the end of 3Q12. The de-dollarization process is even more evident YoY, where LC loans increased their share in total loans by 270 bps, going from 40.3% to 43%. This result was in line with the 34.6% YoY growth reported in Retail Banking loans.

  Source: BCP

II. 2 Liabilities

At the end of 3Q12, total liabilities grew 7.8%. This was primarily due to the 5.4% QoQ increase in deposits, which is in line with loan growth (+5.8%). In this context, the loan/deposit ratio remained relatively stable at 94.6% (vs. 94.2% in 2Q12).

Deposits and obligations	Quarter			Change %
US$ 000	3Q12	2Q12	3Q11	QoQ	YoY
Non-interest bearing deposits	5,614,044	5,479,574	4,858,189	2.5%	15.6%
Demand deposits	1,335,369	1,360,863	1,473,318	-1.9%	-9.4%
Saving deposits	5,635,303	5,346,285	4,705,850	5.4%	19.8%
Time deposits	6,260,989	5,513,461	4,441,832	13.6%	41.0%
Severance indemnity deposits (CTS)	1,904,804	1,971,406	1,440,930	-3.4%	32.2%
Interest payable	54,379	71,981	47,293	-24.5%	15.0%
Total customer deposits	20,804,888	19,743,570	16,967,412	5.4%	22.6%
Due to banks and correspondents	4,025,530	3,324,843	3,251,910	21.1%	23.8%
Bonds and subordinated debt	3,507,149	3,482,265	2,952,120	0.7%	18.8%
Other liabilities	2,071,431	1,661,205	785,885	24.7%	163.6%
Total liabilities	30,408,998	28,211,883	23,957,327	7.8%	26.9%

Total deposits, which continued to be BCP’s main source of funding, grew 5.4% QoQ. This growth was led by time deposits, which grew 13.6% due to an increase in the FC deposits made by clients in the Corporate Banking segment.

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It is important to note that core deposits (Demand, Savings and CTS) grew 2.3% QoQ. This was due primarily to expansion in savings deposits. In this context, core deposits participation in total deposits continues to be significant in 3Q12 (69.6%) despite a slight decline with regard to 2Q12’s figure (71.7%). This is due to significant dynamism in time deposits (+13.6% QoQ; +41% YoY) which, although not considered core to the organization, represent an additional source of financing in a context marked by strong expansion in the banking business.

The increase in other sources of funding (+13.7% QoQ) was due primarily to an increase in due to banks and correspondents (+21.1%) associated with new debts with Credicorp Remittances Inc. (CCR) and Commerzbank. The CCR loan is related to the securitization of BCP foreign remittances. Growth in other liabilities (+24.7%) is due to an increase in repo and simultaneous investments at Correval for approximately US$ 215 million.

The higher levels in other liabilities corresponds to the increase in the position of repo and simultaneous investments of Correval, the consolidation of IM Trust other liabilities and income tax provision.

The Bank’s funding cost1 was situated at 2.26% in 3Q12, which represents a 6 bps increase with regard to 2Q12 (2.20%). This result is primarily due to an increase in interest expenses on due to banks and correspondents as a result of CCR and Commerzbank operations.

Market Share of Deposits

At the end of 3Q12, BCP continued to lead the market for deposits with a share of 32.7%. This tops the 32.1% share reported at the end of 2Q and reflects the 12 percentage point advantage that the Bank has over its closest competitor. BCP continues to maintain a solid lead in different deposit types both in LC and FC. This quarter is particularly noteworthy, the Bank’s market share of FC time deposits increased from 25.2% in June to 28.4% in September.

1 The funding cost is calculated using the following formula:

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Market share by type of deposit and currency
	Demand deposits	Saving deposits	Time deposits	Severance indemnity
LC	37.8%	37.9%	22.5%	40.2%
FC	42.2%	40.5%	28.4%	55.1%

 LC: Local Currency

FC: Foreign Currency

Deposit Dollarization

The de-dollarization-process of deposits accentuated in 3Q12. LC deposits represented 53.5% of total deposits, which tops the share of 50.9% reported in 2Q12. The aforementioned was due to an increase in time and savings deposits in LC. In the last twelve months, LC deposits’ share of total deposits increased from 49.3% to 53.5%.

Source: BCP

Mutual Funds

Customer funds	Quarter			Change %
US$ 000	3Q12	2Q12	3Q11	QoQ	YoY
Mutual funds in Perú	2,570,569	2,393,713	2,095,211	7.4%	22.7%
Mutual funds in Bolivia	84,106	95,726	68,922	-12.1%	22.0%
Total customer funds	2,654,675	2,489,439	2,164,133	6.6%	22.7%

Mutual funds in Peru grew 7.4% QoQ, which allowed Credifondo to maintain a position of absolute leadership in the market with a share of 40.9% in terms of FuM and 27.3% with regard to the number of participants. The volume managed by Credifondo in Bolivia reported a decline of 12.1% QoQ due to the fact that some local banks had to initiate redemptions to meet additional capital requirements to cover expansion in their portfolios. Finally, in annual terms, the evolution of the portfolio managed by Credifondo reported a total increase of 22.7%.

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II.3 Net Interest Income

NII increased 7.9% QoQ, which represents its highest growth rate thus far this year. This expansion was due primarily to significant growth in interest on loans, which is associated with excellent dynamism in loans in both Retail Banking and Wholesale Banking. This result helped offset an increase in financial expenses and spurred an increase of 24 bps in the NIM.

Net interest income	Quarter			Change %		Year to date		Change %
US$ 000	3Q12	2Q12	3Q11	QoQ	YoY	Set 12	Set 11	Set 12 / Set 11
Interest income	558,570	511,980	433,949	9.1%	28.7%	1,558,199	1,239,995	25.7%
Interest on loans	497,702	459,699	393,955	8.3%	26.3%	1,388,563	1,100,522	26.2%
Interest and dividends on investments	(166)	433	110	-138.3%	-250.9%	6,659	5,802	14.8%
Interest on deposits with banks	12,142	8,730	5,145	39.1%	136.0%	29,491	35,300	-16.5%
Interest on trading securities	39,133	40,480	34,429	-3.3%	13.7%	118,619	85,689	38.4%
Other interest income	9,759	2,638	310	269.9%	3048.1%	14,867	12,682	17.2%
Interest expense	176,144	157,685	131,486	11.7%	34.0%	478,979	379,700	26.1%
Interest on deposits	64,037	61,285	48,608	4.5%	31.7%	181,965	135,852	33.9%
Interest on borrowed funds	35,621	29,991	31,447	18.8%	13.3%	93,727	97,725	-4.1%
Interest on bonds and subordinated note	55,566	54,230	42,963	2.5%	29.3%	159,873	120,570	32.6%
Other interest expense	20,920	12,179	8,468	71.8%	147.0%	43,414	25,553	69.9%
Net interest income	382,426	354,295	302,463	7.9%	26.4%	1,079,220	860,295	25.4%
Average interest earning assets	28,517,205	27,660,901	23,973,040	3.1%	20.4%	27,400,361	23,898,408	15.4%
Net interest margin*	5.36%	5.12%	5.05%			5.25%	4.80%
*Annualized.

NII rose 7.9% QoQ, which was due primarily to a significant 8.3% increase in interest on loans due to noteworthy growth in total loans (+5.8%). Loan growth was in turn a result of the excellent evolution of Retail Banking loans (+8.4% QoQ) and an improvement in Wholesale Banking portfolio, which this quarter in particular increase +5.1% QoQ. It is important to indicate that although Wholesale Banking loans have posted less growth than Retail Banking, interest on loans generation from Wholesale Banking has evolved favorably throughout the year and is topping the levels generated in 2011.

On the other hand, the increase in interest income on deposits was the result of higher level of overnight deposits in BCR.

The aforementioned helped offset:

i)	The increase in interest on loans from due to banks and correspondents (+18.8%) associated with the CCR (securitization of remittances from abroad) and Commerzbank transactions.

ii)	Growth in other interest expenses (+71.8%) was attributable primarily to a negative yield on Correval’s derivative instruments, which is partially attenuated by the hedge position that generated income recorded in Other interest income;

iii)	The increase in interest income on deposits (+4.5%) as a result of growth in deposits, mainly in time deposits.

With regard to NIM, given that average interest earning assets this quarter increased slightly (+3.1% QoQ) and interest income grew significantly (+9.1% QoQ), the margin increased from 5.12% at the end of 2Q12 to 5.36% at the end of 3Q11(+25 bps QoQ).

In line with significant expansion in interest on loans, which explains much of the growth posted in NII, the NIM on loans increased from 8.07% at the end of 2Q12 to 8.12% at the close of 3Q12, which represents growth of only 5 bps. This result starts reflecting the price adjustments in Retail Banking made in this quarter, whose impact will only be fully appreciated next quarter.

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   Source: BCP

II.4 Past Due Portfolio and Total provisions for loan losses

Total provisions for loan losses fell 14.8% QoQ to a deceleration in growth in the past due portfolio. The standard PDL ratio and the PDL ratio at 90 days reported slight declines and were situated at 1.78% and 1.15%, respectively.

Provision for loan losses	Quarter			Change %
US$ 000	3Q12	2Q12	3Q11	QoQ	YoY
Provisions	(106,485)	(122,741)	(54,219)	-13.2%	96.4%
Loan loss recoveries	11,881	11,650	11,259	2.0%	5.5%
Net provisions, for loan losses	(94,604)	(111,091)	(42,960)	-14.8%	120.2%
Annualized net provisions / Total loans*	1.9%	2.4%	1.1%	-	-
Net Provisions / Net Interest Income	24.7%	31.4%	14.2%	-	-
Total loans	19,672,680	18,599,092	15,998,891	5.8%	23.0%
Reserve for loan losses (RLL)	669,756	625,293	482,457	7.1%	38.8%
Charge-Off amount	68,284	56,781	38,871	20.3%	75.7%
Past due loans (PDL)	349,821	334,509	250,173	4.6%	39.8%
Refinanced and restructured loans (RRL)	133,442	114,861	87,983	16.2%	51.7%
Non-performing loans (NPLs)	483,263	449,370	338,156	7.5%	42.9%
PDL ratio at 90 days	1.15%	1.16%	1.13%
PDL ratio	1.78%	1.80%	1.56%
NPL ratio	2.46%	2.42%	2.11%
Coverage of PDLs	191.5%	186.9%	192.9%
Coverage of NPLs	138.6%	139.1%	142.7%

Net provisions for loan losses totaled US$ 94.6 million, which represents 24.6% of net interest income (vs. 31.4% in the previous trimester). This amount represented a 14.8% QoQ decline that was in line with slower growth in the past due portfolio.

The analysis of portfolio quality shows important favorable signs given that in 3Q12:

2 NIM of loans is calculated using the following formula:

Previously, share of loans in total earning assets was estimated taking into account quarter-end balance figures. From this report onwards, this share is calculated with average loans and average interest earning assets for all quarters reported.

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i)	The past-due loan portfolio registered a 4.6% increase QoQ, which is lower that the figure observed in 2Q12 (+11.7% QoQ). This is partially attributable to an increase in write-offs;

ii)	The share of “normal” (the lowest risk category) loans in total loans increased from 94.7% at the end of 2Q12 to 95.2% at the end of 3Q12; and

iii)	The PDL ratio at 90 days remained stable throughout the quarter, reporting a level of 1.15% at the end of September. This figure was slightly below the 1.16% seen throughout the year.

The write-off amount in 3Q12 was US$ 68.3 million, which indicates a 20.3% increase in the level reported in the previous quarter (US$ 56.8 million). This growth reflects the continuous improvement observed in the internal process to approve write-offs and contributed to the improvement in the PDL ratio.

The stock of provisions for loan losses at the end of 3Q12 increased +7.1% QoQ to total US$ 669.8 million. The growth reported in this stock exceeded the increase registered in the PDL portfolio, which led to an improvement in the coverage ratio for PDLs (from 186.9% to 191.5%). Nevertheless, and due to growth in refinanced and restructured loans (+16.2% QoQ), the coverage ratio on the non-performing portfolio fell slightly from 139.1% to 138.6%.

Source: BCP

The following figure shows the evolution of the past-due loan portfolio by segment and product.

19

       Source: SBS and ASBANC

Globally speaking, the PDL ratio fell slightly to 1.78% at the end of 3Q, which is attributable to the fact that PDLs grew at a slower pace while loan growth was highly dynamic. In this context, the PDL ratio at 90 days was 1.15%, which is slightly below the 1.16% observed throughout the year. The NPL ratio NPLs increased 4 bps, going from 2.42% to 2.46% due to 16.2% QoQ growth in restructured & refinanced loans.

In the analysis of the evolution of the PDL ratio by banking segment and product it is important to consider:

i)	The improvement in credit card delinquency following adjustments in credit policies;

ii)	A decline in the PDL ratio at Edyficar, which recovered the level of 4% that it had reported for the last few years (vs 4.2% at the end of 2Q12); and

iii)	The mortgage loan portfolio also posed an improvement, going from 1.3% (which was the level reported over the last twelve months) to 1.2% at the end of September 2012.

The SME and Consumer portfolios posted a slight increase in their PDL ratios, going from 5.7% to 5.8% and from 2.1% to 2.2% QoQ, respectively. Nevertheless it is important to note that these portfolios- and the consumer portfolio in particular- registered relatively low PDL ratios. As such, the increase seen in the PDL ratio does not represent deterioration in portfolio quality and instead indicates that the Bank’s objective to ensure financial inclusion is underway.

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II.5 Non-Financial Income

Non-financial income reported significant expansion of 13.9% QoQ and 36.7% YoY, which represented historical highs. This substantial increase is due primarily to an increase in fee income and higher gains on sales of securities.

Non financial income	Quarter			Change %		Year to date		Change %
US$ 000	3Q12	2Q12	3Q11	QoQ	YoY	Sep 12	Sep 11	Sep 12 / Sep 11
Fee income	172,626	151,598	132,509	13.9%	30.3%	466,209	386,741	20.5%
Net gain on foreign exchange transactions	44,948	43,650	35,281	3.0%	27.4%	127,928	101,891	25.6%
Net gain on sales of securities	28,315	10,941	12,001	158.8%	135.9%	52,903	9,918	433.4%
Other income	2,102	11,530	1,588	-81.8%	32.4%	17,369	12,374	40.4%
Total non financial income	247,991	217,719	181,379	13.9%	36.7%	664,409	510,924	30.0%

Non-financial income evolved very satisfactorily this Q due to the +13.9% QoQ increase in fee income and higher gains on sales of securities (+158.8% QoQ). Within fee income, the following showed a particularly outstanding capacity to generate income: commissions from Corporate Finance, Correval and IM Trust; transfers; and collections. The aforementioned was strengthened by higher net gains on sales of securities, which were in turn attributable primarily to the sale of a position in Sovereign Bonds taken in 2Q12.

In the YoY evolution, total non-financial income grew a considerable +36.7%. This was due to good performance in all segments, where the significant growth in fee income, which grew 30.7%, and an increase in net gains on sales of securities (+135.9% YoY), were particularly noteworthy.

Within fee income, all segments performed well but the significant increase in Others (+24.5% QoQ and 40.2% YoY), where commissions collected at branches abroad and from subsidiaries (primarily from Correval and, IM Trust), coupled with fees from Corporate Finance, were particularly noteworthy and led growth for this item. It is also important to note the +8.9% QoQ and 28.5% YoY growth in Miscellaneous Accounts (Saving accounts, current accounts and credit cards), where debit cards continue to demonstrate sustained growth.

Banking Fee Income	Quarter			Change %
US$ 000	3Q12	2Q12	3Q11	QoQ	YoY
Miscellaneous accounts*	45,844	42,090	35,683	8.9%	28.5%
Off-balance sheet	10,659	9,607	8,999	11.0%	18.4%
Payments and collections	22,561	20,683	18,059	9.1%	24.9%
Drafts and transfers	9,318	8,727	8,220	6.8%	13.3%
Credit cards	21,673	20,240	16,906	7.1%	28.2%
Others	62,571	50,251	44,641	24.5%	40.2%
Total Fee Income	172,626	151,598	132,509	13.9%	30.3%
* Saving accounts, current accounts and debit card.

Distribution Channels and Transactions

The number of transactions this Q went up 9.1% in comparison to the level reported at the end of 2Q12, which is line with the increase seen in banking penetration and economic growth. An analysis of banking transaction by channel indicates that Internet Banking Via BCP reported the highest growth this Q (+21.7%) due to the Bank’s efforts to encourage clients to migrate to cost-efficient channels. Other channels that reported growth in the number of transactions were: Agente BCP (+10.1%), ATMs BCP (+8.0%), Tellers (+7.6%), Telecredito (+9.8%) and Points of Sale P.O.S. (+9.9%).

It is important to note the YoY drop in the percentage of transactions made through Tellers (-120 bps) and growth in transactions for the following channels: BCP Agent (+110 bps), Internet Banking Via BCP (-+40 bps) and Mobile (+40 bps. This evolution is in line with BCP’s on-going strategy to enter cost-efficient channels that constitute highly effective means for banking penetration.

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	Monthly average in each quarter						Change %
N° of Transactions per channel	3Q12%		2Q12%		3Q11%		QoQ	YoY
Teller	10,512,965	13.9%	9,767,978	14.1%	9,689,954	15.2%	7.6%	8.5%
ATMs Via BCP	13,543,934	17.9%	12,540,120	18.1%	11,450,450	17.9%	8.0%	18.3%
Balance Inquiries	3,762,887	5.0%	3,565,533	5.1%	3,429,950	5.4%	5.5%	9.7%
Telephone Banking	2,622,774	3.5%	2,794,464	4.0%	2,249,447	3.5%	-6.1%	16.6%
Internet Banking Via BCP	16,374,601	21.7%	14,527,815	21.0%	13,614,030	21.3%	12.7%	20.3%
Agente BCP	13,569,423	17.9%	12,329,809	17.8%	10,737,235	16.8%	10.1%	26.4%
Telecredito	6,781,285	9.0%	6,175,632	8.9%	5,835,783	9.1%	9.8%	16.2%
Mobile banking	969,813	1.3%	767,914	1.1%	583,182	0.9%	26.3%	66.3%
Direct Debit	565,564	0.7%	517,168	0.7%	492,565	0.8%	9.4%	14.8%
Points of Sale P.O.S.	6,539,434	8.6%	5,950,415	8.6%	5,411,589	8.5%	9.9%	20.8%
Other ATMs network	374,900	0.5%	343,874	0.5%	361,096	0.6%	9.0%	3.8%
Total transactions	75,617,580	100.0%	69,280,722	100.0%	63,855,281	100.0%	9.1%	18.4%

*3Q12 Monthly average only include July and August.

Source: BCP

BCP’s network of distribution channels (only in Peru) continued to expand to reach a total of 7,590 points of access at the end of 3Q12, which represents an increase of +2.3% QoQ and 23.7% YoY. This expansion was led by ATMs (+6.4%). A YoY analysis indicates that growth in the network of channels was led by Agentes BCP (+24%) and ATMs (+26.6%) and was also attributable, to a lesser extent, to the fact that BCP opened 22 offices as part of its expansion plan for this channel.

	Balance as of			Change %
	3Q12	2Q12	3Q11	QoQ	YoY
Branches	359	352	337	2.0%	6.5%
ATMs	1,752	1,647	1,384	6.4%	26.6%
Agentes BCP	5,479	5,419	4,417	1.1%	24.0%
Total	7,590	7,418	6,138	2.3%	23.7%

Source: BCP

II.6 Operating Expenses and Efficiency

Core operating income increased 9.2% QoQ, nevertheless, 11% growth in the operating expenses included to calculate the efficiency ratio led this indicator to increase from 49.8% in 2Q12 to 50.6% at the end of 3Q12.

Operating expenses	Quarter			Change %		Year to date		Change %
US$ 000	3Q12	2Q12	3Q11	QoQ	YoY	Sep 12	Sep 11	Sep 12 / Sep 11
Salaries and employees benefits	164,073	147,771	125,764	11.0%	30.5%	450,886	357,384	26.2%
Administrative, general and tax expenses	116,974	102,667	84,025	13.9%	39.2%	304,896	236,507	28.9%
Depreciation and amortizacion	22,376	23,115	20,304	-3.2%	10.2%	69,144	58,409	18.4%
Other expenses	10,020	8,790	7,089	14.0%	41.3%	28,109	30,255	-7.1%
Total operating expenses	313,443	282,343	237,182	11.0%	32.2%	853,035	682,555	25.0%
Total Income (1)	600,000	549,543	470,253			1,730,376	1,411,493	25.0%
Efficiency ratio (2)	50.6%	49.8%	48.9%			49.3%	48.4%

(1) Total income includes net interest income, fee income and net gain on foreign exchange transactions.

(2) Other expenses are not included in the efficiency ratio calculation.

 Source: BCP

Operating expenses posted an increase of 11% QoQ that was attributable, to a significant extent, to the 11% QoQ increase in salaries and employee benefits and growth in administrative expenses (+13.9%).

It is important to note that if we exclude the effect of the appreciation of the Nuevo Sol on expenses denominated in local currency and the consolidation of Correval and IM Trust, salaries and employee benefits and general and administrative expenses would have grown approximately 6.9% QoQ and 11.3% QoQ, respectively. Growth in salaries and employee benefits is due primarily to an increase in the number of employees in Retail Banking and Edyficar businesses while the increase in general and administrative expenses is associated with expansion in the network of distribution channels, IT and call-center outsourcing, and the increase in transactional activity, which is reflected in the higher levels of some expenses such as transport, communications, and fees paid to Agentes BCP, among others.

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In accumulated terms, a 25% increase in operating expenses with regard to 2011 is evident. This growth was due to a 26.2% and 28.9% increase in salaries and employee benefits and administrative expenses respectively. Once again, if we exclude the effect of the appreciation of local currency and the consolidation of Correval and IM Trust, expenses for salaries and employee benefits and general and administrative expenses would have grown thus far this year in comparison to the same period in 2011 16.5% and 23.4% , respectively.

It is necessary to note that expenses in systems outsourcing are not excluded from the analysis because they were transferred from personnel expenses and depreciation to general expenses.

The table below provides details on administrative expenses and their respective quarterly variations:

Administrative Expenses	Quarter						Change %
US$ (000)	3Q12%		2Q12%		3Q11%		QoQ	YoY
Marketing	14,220	12.2%	14,134	13.8%	12,663	15.1%	0.6%	12.3%
Systems	11,901	10.2%	10,813	10.5%	10,797	12.9%	10.1%	10.2%
Systems Outsourcing	9,501	8.1%	-	-	-	-	-	-
Transport	8,905	7.6%	8,172	8.0%	7,559	9.0%	9.0%	17.8%
Maintenance	4,327	3.7%	3,943	3.8%	2,743	3.3%	9.7%	57.7%
Communications	6,007	5.1%	6,345	6.2%	4,856	5.8%	-5.3%	23.7%
Consulting	4,607	3.9%	4,776	4.7%	5,608	6.7%	-3.5%	-17.9%
Others	31,745	27.1%	33,117	32.3%	22,140	26.3%	-4.1%	43.4%
Taxes and contributions	10,491	9.0%	9,196	9.0%	8,132	9.7%	14.1%	29.0%
Other subsidiaries and eliminations, net	15,270	13.1%	12,171	11.9%	9,525	11.3%	25.5%	60.3%
Total Administrative Expenses	116,974	100.0%	102,667	100.0%	84,025	100.0%	13.9%	39.2%

Source: BCP

II. 7 Net Shareholder’s Equity and Regulatory Capital

BCP’s profitability in 3Q12 was high, as is evident in the 30.2% ROAE reported for the Q. This level was in line with +50.3% QoQ in net income. The BIS ratio fell from 15.9% to 14.1% but remains significantly above the legal minimum (10%) and the internal limit (13.7%).

Shareholders' equity	Quarter			Change %
US$ 000	3Q12	2Q12	3Q11	QoQ	YoY
Capital stock	1,019,491	1,019,491	783,213	0.0%	30.2%
Reserves	711,685	711,685	628,987	0.0%	13.1%
Unrealized gains and losses	148,707	136,280	87,464	9.1%	70.0%
Retained earnings	274,596	274,898	236,540	-0.1%	16.1%
Income for the year	490,402	298,354	412,928	64.4%	18.8%
Net shareholders' equity	2,644,881	2,440,708	2,149,132	8.4%	23.1%
Return on average equity (ROAE)	30.2%	21.4%	27.4%

Net shareholders’ equity increased 8.4% QoQ. This was due primarily to an increase in net income in 3Q12 (+50.3%) and higher unrealized gains (+9.1%) this period. Growth in the latter is attributable to the fact that market conditions have improved, which has helped the portfolio achieve a more favorable mark to market. Growth in quarterly net income outpaced the increase seen in average shareholders’ equity, which led ROAE to rise from 21.4% in 2Q12 to 30.2% at the end of 3Q12.

The BIS ratio fell 15.9% to 14.1% in 3Q12. This contraction is due primarily to a higher level of total RWA (+10.2% QoQ), which was intensified by the decrease in regulatory capital. Total RWA growth is attributable to a large extent to the higher adjustment factors used in the calculation of RWA associated with credit risk and operational risk (see notes 6 and 7 in the table “Regulatory Capital and Capitalization), and to the expansion in the loan portfolio (+5.8% QoQ), which in turns increases credit risk RWA. Regulatory capital fell 2.3% QoQ given that higher deductions were taken for investments in subsidiaries (+53.6%). This in turn reflects the acquisition of 60.1% of the shares in IM Trust, which was reported at the end of July.

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It is important to look at the evolution of the other capitalization ratios that BCP constantly monitors. The Tier 1 and Tier 1 Common ratios fell slightly QoQ (from 10.8% to 9.7% for the Tier 1 ratio and from 8.92% to 8.88% in the case of the Tier 1 Common ratio); nevertheless, it is important to note that both of these ratios remain above the internal limits situated at 8.5% and 8%, respectively.

Regulatory Capital and Capital Adequacy Ratios	Balance as of			Change %
US$ (000)	Sep 12	Jun 12	Sep 11	ToT	AaA
Capital Stock	1,227,058	1,193,522	922,372	2.8%	33.0%
Legal and Other capital reserves	856,266	832,863	722,691	2.8%	18.5%
Accumulated earnings with capitalization agreement	-	-	-	-	-
Loan loss reserves (1)	260,052	239,203	202,259	8.7%	28.6%
Perpetual subordinated debt	250,000	250,000	250,000	0.0%	0.0%
Subordinated Debt	1,091,667	1,090,175	757,546	0.1%	44.1%
Unrealized profit (loss)	-	-	-	-	-
Investment in subsidiaries and others, net of unrealized profit and net income	(436,517)	(284,203)	(195,498)	53.6%	123.3%
Goodwill	(46,991)	(45,707)	(44,026)	2.8%	6.7%
Total Regulatory Capital	3,201,535	3,275,853	2,615,344	-2.3%	22.4%

Tier 1 (2)	2,193,632	2,219,312	1,843,892	-1.2%	19.0%
Tier 2 (3) + Tier 3 (4)	1,007,903	1,056,542	771,452	-4.6%	30.7%

Total risk-weighted assets (5)	22,687,882	20,592,786	17,685,063	10.2%	28.3%
Market risk-weighted assets	783,651	616,630	743,950	27.1%	5.3%
Credit risk-weighted assets (6)	20,744,731	19,082,281	16,157,488	8.7%	28.4%
Operational risk-weighted assets (7)	1,159,500	893,875	783,624	29.7%	48.0%

Market risk capital requirement (8)	78,365	61,663	72,907	27.1%	7.5%
Credit risk capital requirement	2,074,473	1,908,228	1,583,434	8.7%	31.0%
Operational risk capital requirement	115,950	89,387	76,795	29.7%	51.0%
Additional capital requirements (9)	728,666	-	-	0.0%	0.0%

Capital ratios
Tier 1 ratio (10)	9.67%	10.78%	10.43%
Tier 1 Common ratio (11)	8.88%	8.92%	8.05%
BIS ratio (12)	14.11%	15.91%	14.79%
Risk-weighted assets / Regulatory Capital	7.09	6.29	6.76
(1)	Up to 1.25% of total risk-weighted assets.
(2)	Tier 1 = Capital + Legal and other capital Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill - (0.5 x Investment in Subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(3)	Tier 2 = Subordinated debt + Loan loss reserves - (0.5 x Investment in subsidiaries).
(4)	Tier 3 = Subordinated debt covering market risk only. Tier 3 exists since 1Q10.
(5)	Risk-weighted assets = Credit risk-weighted assets + Market risk-weighted assets + Operational risk-weighted assets
(6)	Since July 2011, adjustment factor: 0.98. Since July 2012, the adjustment factor has changed to 1.00
(7)	Since July 2011, adjustment factor: 0.5. Since July 2012, the adjustment factor has changed to 0.6
(8)	It includes capital requirement to cover price and rate risk.
(9)	Since July 2012, 40% of the additional capital requirements are required to cover systematic risk, concentration risk, economic cycle risk, risk propensity and ALM.
(10)	Tier 1 / Risk-weighted assets
(11)	Tier I Common = Capital + Reserves – 100% of Investment in Subsidiaries + retained earnings adjusted by average payout
(12)	Regulatory Capital / Risk-weighted assets (legal minimum = 10% since July 2011)

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III. Banco de Crédito de Bolivia

Banco de Crédito de Bolivia	Quarter			Change %		Year to date		Change %
US$ millions	3Q12	2Q12	3Q11	QoQ	YoY	Sep 12	Sep 11	Sep 12 / Sep 11
Net interest income	16.0	14.4	11.1	11.0%	43.8%	43.8	29.3	49.5%
Net provisions for loan losses	-1.5	-2.7	-1.1	-41.7%	40.0%	-5.7	-5.4	6.4%
Non financial income	7.0	6.7	8.5	3.2%	-18.5%	21.5	26.8	-20.1%
Operating expenses	-12.5	-11.6	-12.3	7.7%	1.7%	-36.9	-36.6	0.8%
Operating Income	8.9	6.9	6.3	29.2%	42.2%	22.7	14.2	59.8%
Translation result	0.0	0.0	0.1	-595.2%	-139.3%	0.0	0.7	-101.7%
Income tax	-3.5	-1.3	-0.8	171.4%	335.6%	-6.1	-0.8	699.3%
Net Income	5.4	5.6	5.5	-3.8%	-2.4%	16.6	14.1	17.2%
Total loans	844.7	810.2	727.3	4.3%	16.1%
Past due loans	11.5	11.4	8.5	0.4%	34.6%
Net provisions for possible loan losses	-30.0	-29.6	-27.4	1.1%	9.4%
Total investments	348.2	351.9	168.1	-1.1%	107.1%
Total assets	1,380.7	1,335.6	1,107.7	3.4%	24.6%
Total deposits	1,210.0	1,176.3	981.8	2.9%	23.2%
Net shareholders' equity	130.0	124.5	103.1	4.5%	26.2%
PDL ratio	1.37%	1.42%	1.18%
Coverage of PDLs	275.0%	272.3%	332.0%
ROAE *	17.0%	18.5%	22.0%
Branches	40	40	44
Agentes	25	28	35
ATMs	189	189	198
Employees	1,507	1,483	1,341

 * ROE for september 2012 is 18.2% (Year to date) and septiembre 2011 is 19.3% (year to date).

In 3Q12, BCP Bolivia reported net income of US$ 5.4 million, which represented a 3.8% decline QoQ. This drop in net income is due to:

(i)	An increase in operating expenses (+7.7% QoQ), which is attributable to the reduction in 3Q12 of sales of foreclosed assets that are reported as a reduction in operating expenses.

(ii)	Higher income tax (+171.4%) due to the introduction by the Bolivian government of an additional tax of 12.5%for all financial institutions when the ratio of income before taxes to shareholder´s equity is above 13%. This new tax is incremental to the already existing 25% tax on earnings.

This was offset by:

(i)	Growth in net interest income (+11.0%) due to expansion in the loan portfolio (+4.3%) and higher interest on investments; and

(ii)	A reduction in net provisions for loan losses (-41.7%).

Net income fell 2.4% YoY. This was due primarily to the 335.6% increase reported in income tax, which was attributable to the implementation of the new tax, and a drop in non-financial income (-18.5%) that was mainly associated with lower volumes in transfers and foreign exchange transactions. This decline was partially offset by an increase in net interest income (+43.8%) due to growth in interest on loans, which was in line with expansion in the loan portfolio(+16.1%), and was also linked with higher interest on the investment portfolio (+107.1%).

It is important to note that the bank’s conservative approach to credit risk management allowed it to report a PDL ratio of 1.37% in 3Q12 (1.42% in 2Q12 and 1.18% in 3Q11) and a coverage ratio of 275.0% (272.3% in 2Q12 and 332.0% in 3Q11). These indicators are proof that BCP Bolivia is one of the best performers in the Bolivian banking system, which reported a PDL ratio of 1.72% and a coverage ratio of 264.2% at the end of 3Q12. BCP Bolivia’s ROAE in 3Q12 was 17.0%, which represents a decline with regard to the 18.5% posted in 2Q12 and the 19.3% registered in 3Q11.

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Assets and Liabilities

BCP Bolivia’s loan balance at the end of September 2012 was US$ 844.7 million, which represents a 4.3% increase with regard to the US$ 810.2 million posted in June 2012 and is 16.1% higher than the level registered at the end of September 2011. Loan growth in 3Q12 was due to dynamism in Retail Banking (55.9% of BCP Bolivia’s portfolio), which expanded +7.2% QoQ and +21.4% YoY. Within this banking division, the segments that grew the most were SME (+8.1% QoQ and +27.1% YoY), which represents 28.8% of this portfolio; Installment Loans (+7.9% QoQ and +34.1 YoY), which accounts for 14.4% of retail loans; and the home mortgages (+6.2% QoQ and +15.9% YoY), which represent 40.9% of this division’s loan portfolio.

The Wholesale Banking portfolio, which represents 41.8% of BCP’s total portfolio, grew +0.7% QoQ and +10.3% YoY.

BCP Bolivia’s investment portfolio at the end of September 2012 totaled US$ 348.2 million. This represents a decrease of 1.1% QoQ and growth of 107.1% YoY, which was mainly due to an increase in investments in the Central Bank of Bolivia.

In terms of liabilities, during this period BCP Bolivia’s deposits expanded 2.9% QoQ, which is due primarily to a 4.2% increase in demand deposits. The YoY analysis reflects growth of 23.2% due to dynamism in savings deposits (+21.8%), demand deposits (+19.4%) and time deposits (+13.1%).

Net shareholders’ equity increased 4.5% QoQ and 26.2% YoY. The YoY increase was due to the fact that 85% of the earnings obtained in 2011 were set aside in voluntary reserves while the remaining 15% are reported under retained earnings.

BCP Bolivia maintains a solid market share of 11.1% of current loans and 11.4% of total deposits, which situates the bank in third place in the Bolivian banking system for loans (as our distance from the fourth-place competitor continues to grow) and fourth in terms of deposits.

It is important to indicate that the new Law for Banking has not been published yet.

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IV. Financiera Edyficar

Edyficar	Quarter			Change %		Year to date		Change %
US$ 000	3Q12	2Q12	3Q11	QoQ	YoY	Sep 12	Sep 11	Sep 12 / Sep 11
Net financial income	38,900	35,908	29,239	8.3%	33.0%	108,589	80,779	34.4%
Total provisions for loan loasses	(7,186)	(6,003)	(3,785)	19.7%	89.8%	(18,469)	(10,939)	68.8%
Non financial income	447	387	115	15.5%	288.7%	1,058	584	81.2%
Operating expenses	(22,115)	(20,200)	(15,894)	9.5%	39.1%	(61,606)	(45,450)	35.5%
Operating Income	10,046	10,092	9,675	-0.5%	3.8%	29,572	24,973	18.4%
Translation results	3,006	330	(934)	810.0%	421.8%	4,978	1,318	277.7%
Income taxes	(3,128)	(3,031)	(2,611)	3.2%	19.8%	(9,296)	(7,620)	22.0%
Net income	9,925	7,391	6,130	34.3%	61.9%	25,255	18,671	35.3%
Contribution to BCP	9,904	7,376	6,117	34.3%	61.9%	25,201	18,632	35.3%
Total loans	659,383	586,302	440,593	12.5%	49.7%	659,383	440,593	49.7%
Past due loans	26,886	24,725	18,099	8.7%	48.5%	26,886	18,099	48.5%
Net provisions for possible loan losses	(46,157)	(41,040)	(31,020)	12.5%	48.8%	(46,157)	(31,020)	48.8%
Total assets	1,013,915	812,299	500,038	24.8%	102.8%	1,013,915	500,038	102.8%
Deposits and obligations	530,526	387,678	164,722	36.8%	222.1%	530,526	164,722	222.1%
Net shareholders´ equity	87,137	77,229	68,206	12.8%	27.8%	87,137	68,206	27.8%
PDL ratio	4.08%	4.22%	4.11%			4.1%	4.1%
Coverage ratio of PDLs	171.7%	166.0%	171.4%			171.7%	171.4%
Return on average equity*	29.9%	23.8%	21.2%			26.2%	22.5%
Branches	149	137	109
Employees	2,790	3,045	2,297

* The calculation of ROAE consider an adjustment in Net shareholders´ equity that includes US$ 50.7 millions from goodwill.

In 3Q12, Edyficar reported net Income of US$ 9.9 million, which represents a 34.3% increase QoQ that is attributable primarily to:

i)	An 8.3% increase QoQ in net interest income, which is in line with excellent loan growth; and

ii)	A translation gain of US$ 3 million due to a 2.7% appreciation in the Nuevo Sol this quarter, which contrasts with the depreciation of only 0.2% in local currency in 2Q12

The aforementioned helped offset:

i)	The need for more provisions for loan losses (+19.7%) due to portfolio growth as well as provisions required for charge offs; and

ii)	The 9.5% increase QoQ in operating expenses associated with efforts to open new offices and the beginning of the Christmas campaign.

The YoY comparison indicates that net income grew 61.9% due to an increase in NII (+33.0%), which was attributable to the excellent evolution of loans and an on-target approach to managing portfolio quality. Other noteworthy items this Q include the increase in non-financial income (+288.7%) and in translation result (+421.8%) due to the structural position to exposure (the position in the balance of FC Assets and FC Liabilities according to the exchange rate). These factors absorbed growth in operating expenses (+39.1%) and an increase in provision requirements (+89.8%).

With regard to portfolio volume and quality, loans grew 12.5% QoQ to top US$ 659 million. This represented growth of 49.7% YoY that reflects continuous expansion and the fact that Edyficar’s market share in the sector has increased. Although the past due portfolio reported growth of 8.7% QoQ and 48.5% YoY, the PDL ratio fell slightly (from 4.22% in 2Q12 to 4.08% at the end of 3Q12) due to significant loan expansion. In this context, the coverage ratio for past due loans was situated at 171.7% at the end of 3Q12.

Net shareholders’ equity increased 12.8% in 3Q12 in line with growth in retained earnings. The return on average equity (ROAE) in 3Q12 was situated at 29.9% with goodwill and 48.3% without goodwill.

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In accumulated terms at the end of September 2012, Edyficar’s net income grew 35.3% due to an increase in net interest income (+34.4%), which helped offset growth in operating expenses (+35.5%) and higher requirements for provisions for loan losses (+68.8%). On the assets’ side, total assets grew 102.8% between September 2011 and September 2012 due to loan growth of 49.7% as well as growth in the investment portfolio. Fixed assets grew 59.8% due to growth in the number of branch offices, which went from a total of 109 in 3Q11 to 149 in 3Q12.

The results obtained by Financiera Edyficar show that it continues to contribute to BCP’s objectives in terms of loan growth and income generation.

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V. Pacifico Grupo Asegurador (PGA)

Pacífico Grupo

The Pacifico Insurance Group, which is composed of property and casualty insurance (PPS); life insurance (PV); and health insurance (EPS) reported net income before minority interest of US$ 21.0 million in 3Q12. This represents a 12.9% decrease with regard to the US$ 24.2 million reported in 2Q12.

The Underwriting Result fell somewhat from the US$ 33.9 million reported in 2Q12 to US$ 32.3 million this quarter (-4.6% QoQ). This result was attributable to an increase in the loss ratio registered in the Health (from 81.2% to 86.4%) and Life (from 60.4% to 65.1%) businesses despite the fact that quarterly premium turnover was favorable this quarter, posting 7% growth in net earned premiums generated across the group’s companies. In contrast, the underwriting result grew 30.3% YoY due to a 23.8% increase in net earned premiums in the Property and Casualty (+19.2%) and Life Insurance (+28.9%) businesses in particular.

Financial income increased 1.8% QoQ and 18.4% YoY. In both cases, improvements in this item are attributable to PPS, whose financial income increased from US$ 5.7 million in 3Q11 to US$ 9.4 million in 2Q12 and US$ 11.1 million in 3Q12.

Operating expenses in 3Q12 increased 11.9% QoQ, primarily in PPS (+10.5%) and the medical subsidiaries (+38.4%). The increase seen in the subsidiaries’ operating expenses is associated with the process to organize and improve the medical services network while higher spending at PPS is attributable to efforts to develop the direct sales force and expand into the provinces. These investments are part of a strategy to diversify our risk portfolio and develop direct and alternative channels for distribution. It is important to consider the impact of the Nuevo Sol’s 2.7% appreciation against the US Dollar on the expenses denominated in local currency, which represent approximately 85% of total operating expenses.

The translation result went from posting a slight loss of US$ 0.04 million in 2Q12 to reporting gains of US$ 3.5 million this quarter. Accordingly, income tax increased 60.6% to total US$4.2 million in 3Q12 versus US$ 2.6 million in 2Q12.

In this context, the insurance group’s contribution to Credicorp was US$ 20.6 million in 3Q12, which represents a 12.9% decline QoQ (US$ 23.7 million).

Period	Net earnings (1)				Adjustment for	Total Contribution
US$ thousand	PPS	PV	EPS (2)	PGA	consolidation	to BAP
3Q11	731	11,665	1,206	13,601	(315)	13,286
4Q11	5,354	8,408	(1,533)	11,825	120	11,945
1Q12	(6,562)	11,489	(28)	4,922	(99)	4,823.0
2Q12	6,695	16,291	1,186	24,155	(24,155)	23,663
3Q12	8,697	14,976	(2,336)	21,048	(431)	20,617
QoQ	30%	-8%	-297%	-13%	n.a.	-13%
YoY	1090%	28%	-294%	55%	n.a.	55%

(1) Before including minority interest.

(2) Includes Médica, an additional company which offers medical assistance services and medical subsidiaries.

Pacifico Property and Casualty (PPS)

Net earnings in 3Q12 totaled US$ 8.7 million. This result allowed Pacifico Property and Casualty to turn around the loss posted in 1Q12, which reported several severe claims in the property and casualty (US$ 10.6 million), and topped the net earnings reported in 2Q12 (US$ 6.7 million) and 3Q11 (US$ 0.7 million). This Q’s result was attributable primarily to: a) an increase in the underwriting result and b) higher financial income.

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This business’s operating result, with regard to its underwriting result, posted a 17.6% increase QoQ due to higher premium turnover (+ US$16.8 million) in all business lines. In YoY terms, the underwriting result increased 79.1%; this was due primarily to higher premium turnover (+US$ 13.8 million) and a US$ 1.1 million drop in net claims. The loss ratio improved, falling from 59.8% in 3Q11 and 50.9% in 2Q12 to 48.7% in 3Q12. This decline is attributable to the process to align underwriting with the company’s appetite for risk, which limits its exposure.

Net financial income at PPS totaled US$ 11.1 million in 3Q12, which represents growth of 18.5% QoQ and 94.1% YoY. These improvements were attributable to an adequate and diversified approach to managing the company’s portfolio, which also benefited from higher gains on sales of securities. It is important to point out that PPS sold one of its commercial properties in the district of Miraflores last quarter, which generated reported earnings of US$ 7.5 million.

The table below provides details on the PPS’s different business lines:

Underwriting Result by Business Unit

	3Q12				2Q12				3Q11
Underwriting Result by Business Unit US$ million	Vehicle Insurance	Private Health Insurance	P&C	TOTAL PPS	Vehicle Insurance	Private Health Insurance	P&C	TOTAL PPS	Vehicle Insurance	Private Health Insurance	P&C	TOTAL PPS
Net earned premiums	27.7	23.9	18.6	70.3	25.7	21.2	17.6	64.6	24.5	17.6	16.9	58.9
Underwriting results	6.9	5.7	9.4	22.0	7.0	3.9	7.8	18.7	4.9	2.3	5.3	12.4
Loss ratio	46.4%	67.5%	28.0%	48.7%	45.2%	68.8%	37.6%	50.9%	52.5%	76.4%	53.2%	59.8%
Underwriting results / net earned premiums	24.9%	23.9%	50.4%	31.3%	27.1%	18.5%	44.4%	29.0%	20.2%	13.0%	31.2%	21.0%

•	The Car Insurance business reported an underwriting result of US$ 6.9 million in 3Q12 (-0.7% QoQ). The expansion reported in net claims in the Car Line (+10.3% QoQ) had less to do with an increase in frequency than with the provision release for US$ 1.6 million that was reported in 2Q12, which reduced the level of net claims posted for this period. This situation offset the 7.8% increase QoQ in net earned premiums, which explains why the QoQ result was virtually flat.

•	Private Health reported a net underwriting result of US$ 5.7 million in 3Q12 (+45.7% QoQ). This result was attributable to: (i) an increase in net earned premiums, which totaled US$ 23.9 million (+12.8% QoQ) due to a process to regularize premiums for group insurance; align rates with risk; and significant growth in the sale of oncological insurance and (ii) a decline in the loss ratio (-1.3% QoQ) due to drop in severe claims for policies with foreign coverage.

•	The Property and Casualty business (P & C) reported an underwriting result of US$ 9.4 million in 3Q12 (+19.9% QoQ). This result is associated with: (i) an increase in net earned premiums (+5.6%) due to a release of reserves for on-going risk that was attributable to a change from a non-proportional reinsurance contract (100% retention) to a proportional reinsurance contract (ceded to reinsurance) to reduce our exposure to the risk of very severe losses

With these results PPS posted a combined ratio of 100.3% in 3Q12, which represents an improvement over the 102.2% reported in 2Q12 and the 108.6% registered in 3Q11. This can be disaggregated as follows: 48.7 points correspond to expenses for net claims (50.9 in 2Q12, 59.8 in 3Q11); 20.0 points are attributable to acquisition costs (20.1 in 2Q12, 19.1 in 3Q11); and the remaining 31.7 points are associated with operating expenses (31.2 in 2Q12 and 29.4 in 3Q11).

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Pacifico Life (PV)

Pacifico Vida reported net earnings before minority interest of US$ 15.0 million in 3Q12, which represents an 8.1% decline with regard to 2Q12 (US$ 16.3 million) that was attributable to a lower Underwriting Result. Compared to 3Q11, net income for this period was up 28.4%.

The underwriting result posted in 3Q12 was US$ -0.8 million. This figure falls below the US$ 3.2 million registered in 2Q12 due to higher claims(+9.2 QoQ), particularly in obligatory insurance (+ US$ 2.9 million) and an increase in provisions (US$ 6.6 million QoQ) in the Annuities lines (+ US$ 3.6 million QoQ) and Individual Life (+ US$ 2.3 million QoQ). Nevertheless, it is important to note that total premiums in 3Q12 were up 8% QoQ (+ US$ 7.5 million). Growth was evident in all business lines this Q, led by Annuities (US$ 3.1 million QoQ) and Credit Life (US$ 2.0 million QoQ).

Net financial income fell 5.6% QoQ. This was due primarily to a drop in earnings (- US$ 1.8 million) from our fixed instrument portfolio. In particular, the value of inflation-indexed bonds fell this quarter due to lower inflation3.

Operating expenses fell 4.9% QoQ. This was mainly attributable to a decline in personnel expenses (-3.4% QoQ) and other expenses (-62.0% QoQ).

Translation gains were up in the third quarter, going from a slight loss of US$ 0.3 million in 2Q12 to reporting gains of US$ 3.1 million this Q.

Pacífico Vida

Products	Total Premiums			Change %
US$ million	3Q12	2Q12	3Q11	ToT	YoY
Individual life	18.9	18.1	16.6	4.4%	13.9%
Individual annuity	28.1	25.1	29.6	12.1%	-5.0%
Disability & survivor (Pension)	20.5	19.4	14.8	5.7%	38.5%
Credit Life	15.8	13.9	11.3	14.0%	40.2%
Personal accidents	4.7	4.6	4.2	2.2%	11.9%
Group life (Law)	3.5	3.5	3.2	0.0%	9.4%
Group life	4.2	4.7	3.8	-10.6%	10.5%
Limited workers compensation	5.6	4.6	4.5	21.7%	24.4%
TOTAL	101.4	93.9	88.0	8.0%	15.3%

Pacifico Health (EPS and Subsidiaries)

In 3Q12 Pacifico Health (including the medical subsidiaries) reported a loss of US$ 2.3 million, which contrasts with the US$ 1.2 million in earnings posted in 2Q12.

3 The yields on these bonds are indexed according to a ratio that is calculated with the price index base of the previous month (one month lag). For example: Var % Index 3Q = (CPI LimaAugust /CPI LimaMay ) – 1.

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Pacifico Health (EPS)

EPS registered a loss of US$ 1.9 million in 3Q12 versus a loss of US$ 0.4 million in 2Q12. The underwriting result (US$ 3.7 million) fell 32.5% QoQ.

This result is due in large part to charges relative to the on-going acquisition of medical subsidiaries and non-recurring expenses for improvement. Additionally, the loss ratio was higher than expected due to seasonal factors and claims that were posted from the previous quarter.

As the portfolio is renewed quarter-on-quarter, the company has improved its management of underwriting pricing models. It has also focused on actively monitoring the claims’ experience, which helps clients reduce costs and improve their health indicators.

Medical Subsidiaries

In 3Q12 the medical subsidiaries reported an underwriting result of US$ 8.0 million, which represented an increase of 5.1% with regard to the US$ 7.6 million posted in 2Q12. Nevertheless, the last line of consolidated businesses reported a loss after minority interest of US$ 0.3 million, which contrasts with the earnings of US$ 1.7 million reported last quarter.

This fluctuation in earnings was due to the fact that the aforementioned increase in the underwriting result was offset by translation losses (US$ 0.6 million this quarter) and higher general expenses (approximately an additional US$ 2.0 million), which were directly related to the process to organize operations; our initial efforts to improve infrastructure; and investments to develop human resources to take our health services network to the next level as is contemplated in our original plan. Nevertheless, these expenses have exceeded our initial estimates.

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VI. Atlantic Security Bank

Atlantic Security Bank (ASB) reported net income of US$ 12.5 million in 3Q12. This figure represented an increase of 18.1% with regard to 2Q12’s reported income. This increase was attributable, among other factors, to higher gains from sales of securities (+75%) and fees and commissions for services (+20.5%).

An increase in gains from sales of securities was due, among other factors, to the strategic adjustments made to optimize yield on proprietary securities. The reallocation of assets in the portfolio led to an improvement in market value and gains from sales of securities (the goal is to increase the portfolio’s yield by favoring slightly riskier investments). The increase in fees and commissions for services is due mainly to higher income from asset management, primarily with regard to loans, shares and financial instrument custody as well as a decrease in the commissions paid to manage part of our investment portfolio.

In accumulated terms at the end of 3Q12, ASB’s contribution to Credicorp totaled US$ 34.7 million. This represents an 8.7% increase with regard to the level reported for the same period last year. This increase is associated primarily with an increase in net interest income (+31.1%), which has offset the decline in fees and commissions services (-22.1%) and a decrease in investment earnings (-14.5%).

ASB	Quarter			Change %		Year to date		Change %
US$ million	3Q12	2Q12	3Q11	QoQ	YoY	Sep 12	Sep 11	Sep 12 / Sep 11
Net interest income	9.6	9.3	5.5	2.8%	74.3%	28.3	21.6	31.1%
Dividend income	0.1	0.2	0.3	-24.1%	-47.6%	0.5	0.7	-34.0%
Fees and commissions from services	2.5	2.1	2.9	20.5%	-13.3%	7.0	9.0	-22.1%
Net gains on foreign exchange transactions	0.1	-0.1	-0.1	236.6%	221.2%	-0.1	-0.1	-22.2%
Total earnings	12.3	11.4	8.5	7.6%	44.9%	35.7	31.2	12.5%
Net Provisions	0.0	0.0	0.0	0.0%	0.0%	0.0	0.0	0.0%
Net gains from sale of securities	2.3	1.3	1.0	75.0%	145.3%	5.4	6.4	-14.5%
Other income	0.0	0.0	-0.1	208.8%	138.9%	-0.1	0.1	-223.5%
Operating expenses	-2.1	-2.1	-2.0	0.6%	-8.2%	-6.3	-5.7	10.5%
Net income	12.5	10.6	7.4	18.1%	69.1%	34.7	31.9	8.7%
Net income / share	0.18	0.15	0.11	18.1%	69.1%	0.5	0.5	8.7%
Contribution to Credicorp	12.5	10.6	7.4	18.1%	69.1%	34.7	31.9	8.7%
Total loans	699.6	715.8	564.0	-2.3%	24.0%	699.6	564.0
Total investments available for sale	813.9	805.1	792.6	1.1%	2.7%	813.9	792.6
Total assets	1,631.6	1,623.6	1,419.7	0.5%	14.9%	1,631.6	1,419.7
Total deposits	1,370.4	1,425.3	1,234.6	-3.9%	11.0%	1,370.4	1,234.6
Net shareholder's equity	204.6	179.8	172.4	13.8%	18.7%	204.6	172.4
Net interest margin	2.5%	2.5%	1.5%			3.8%	3.2%
Efficiency ratio	14.6%	16.8%	21.0%			15.4%	15.2%
ROAE	26.1%	24.3%	16.6%			24.9%	23.1%
PDL / Total loans	0.0%	0.0%	0.0%			0.0%	0.0%
Coverage ratio	0.1%	0.1%	0.1%			0.1%	0.1%
BIS ratio (1)	17.38%	15.58%	17.96%			17.38%	17.96%

(1) Basel II Bis ratio = (Regulatory capital - deductions) / (RWA credit risk + Charge operational risk + Charge market risk).

Total income grew 7.6% QoQ due to an increase in net interest income (+2.8%) and fee income (+20.5%). In terms of fee income, growth in commissions on AuM relative to entries and shares in third-party funds as well as commissions on financial instrument custody were noteworthy. Finally, the commissions paid to third parties fell 24% QoQ due to lower income from outsourced services for investment management and mutual fund advisory services. An analysis of YoY results indicates that total income increased 44.9% due to the evolution of net interest income (+74.3%), which is attributable to: i) the current strategy to recalibrate and increase the volume of interest-earning assets; and ii) the stability in the markets last quarter despite uncertainty in the European market and the United States.

Due to the aforementioned conditions, gains from sales of securities increased 75.0% QoQ and 145.3% YoY.

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During the quarter, no provisions were set aside for risky assets.

Operating efficiency improved in 3Q12 and posted an efficiency ratio of 14.6%, which represents a variation of 220 bps QoQ. Accumulated results at the end of September indicated an efficiency ratio of 15.4%, which is 20bps above 3Q11’s figure.

The annualized ROAE this quarter reached 26.1%, which represents an improvement over the 24.3% posted in 2Q12. Higher earnings explain the increase in this ratio, which indicates favorable and consistent earnings quarter-to-quarter.

Assets and Liabilities

Interest-earning assets totaled US$ 1,558 million, as is indicated in the table below. The QoQ expansion of 0.6% (is due primarily to an increase in the investment portfolio QoQ and loans YoY (15.3%). It is important to mention that ASB has consistently maintained a good risk profile, which is reflected in the fact that its portfolio is delinquency-free.

Interest earning assets*	Quarter			Change %
US$ million	3Q12	2Q12	3Q11	QoQ	YoY
Cash and deposits	83	62	37	33.8%	124.7%
Loans	700	716	564	-2.3%	24.0%
Investments	776	771	751	0.6%	3.3%
Total interest-earning assets	1,558	1,549	1,352	0.6%	15.3%

(*) Excludes investments in equities and mutual funds.

With regard to the investment portfolio, it is important to note that a significant portion of ASB’s instruments continue to be investment grade (70%), which reflects the bank’s prudent and sustained policy to concentrate portfolio investment in instruments with a good risk profile.

ASB exercises strict control over and follow-up on diversification strategies and the limits set for investment types. This helps maintain a healthy balance in its proprietary portfolio, ensure the quality of its investments and guarantee return levels that contribute to the financial margin- which has a subsequently positive impact on shareholders’ returns.

Client deposits reflect a 3.9% contraction QoQ but show a YoY increase of 11.0%. To offset this quarterly decline, the bank has sought financing for short-term working capital, which explains the increase in other liabilities ($36.6 million). The 3Q11 variation in deposits is due to an increase in fund captures and other liabilities incurred in financing operations at the end of 3Q12.

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Liabilities	Quarter			Change %
US$ million	3Q12	2Q12	3Q11	QoQ	YoY
Deposits	1,370	1,425	1,235	8.0%	7.3%
Other liabilities	57	18	13	-77.1%	46.6%
Total Liabilities	1,427	1,444	1,247	3.1%	7.7%

Net shareholders’ equity increased 13.8% QoQ and 18.7% YoY due to an increase in quarterly earnings, which was associated with the favorable evolution of the securities market and the strategies implemented to maximize shareholders’ returns.

The BIS ratio at the end of 3Q12 was situated at 17.38%, which represents an improvement over 2Q12’s figure (15.58%). The aforementioned is attributable to the reduction of risk-weighted assets. It is important to note that Bank maintains a minimum ratio of 12%.

Asset Management

Despite the fact that rates have been relatively low over the last three quarters and are highly unlikely to rise in the future, ASB has put together a wide range of very attractive investment products and services. Assets under administration, which include client deposits, investments in funds and financial instruments in custody, totaled US$ 5,004 million at the end of 3Q12 (market value), which indicates an increase of US$46 million QoQ and US$ 787 million YoY (due to an increase in the investment stock and market appreciation); US$ 135 million of the YoY figure correspond to growth in deposits. ASB’s efforts to solidify client loyalty have had positive results: QoQ growth of US$44 million (2%) and expansion of US$168 million (7.8%) in our clients’ investments in securities thus far this year.

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VII. Prima AFP

Net income at Prima AFP in 3Q12 totaled US$ 9.5 million, which represents a 17.4% decline with regard to the US$ 11.4 million reported in 2Q12. The drop in net income this quarter is attributable the decision to set aside provisions for operating support and charges stemming from Private Pension System reform. It is important to note that in September 2012, Prima AFP participated in the process to assign affiliates and present the commission scheme referred to in Law 29903, the Law to Reform the Private Pension System, and SBS Resolution N°6641-2012. At the end of the process, Prima AFP S.A. was chosen as the winning AFP after it offered a commission of 1.60% on the RAM indicator (monthly insurable remuneration, the AFPs’ income base), which is 15 basis points below the commission that was in place prior to the process. The new commission will be applicable to all affiliates of Prima AFP S.A. as of November 01, 2012. According to the new norms, workers who join the Private Pension System between 24.09.2012 and 31.12.2012 will become affiliates of Prima AFP, which offers the lowest management commission in the market.

In terms of accumulated results at the end of September 2012, Prima AFP’s net income was US$ 30.1 million, which represents growth of 27.7% YoY. This was attributable to growth in our client base; dynamism in the local economy; and strict spending control.

Quarterly main indicators and market share	PRIMA 3Q12	System 3Q12	Share 3Q12%	PRIMA 2Q12	System 2Q12	Share 2Q12%
Affiliates	1,274,635	5,209,225	24.5%	1,247,850	5,095,375	24.5%
New affiliations (1)	28,041	122,669	22.9%	22,911	88,605	25.9%
Funds under management US$ million	11,300	35,903	31.47%	10,542	33,544	31.43%
Collections US$ million (1)	210	646	32.5%	201	608	33.0%
Voluntary contributions US$ million	98	222	44.0%	94	214	43.9%
RAM US$ million (2)	616	1,918	32.1%	595	1,818	32.7%

 Source: Superintendencia de Banca, Seguros y AFP.

 (1) Accumulated to the Quarter.

(2) PRIMA AFP estimates: average of aggregated income during the last 4 months excluding special collections and voluntary contribution fees.

Commercial Results

With regard to new affiliations, Prima AFP captured 28,041 new affiliates, which represented a 22.4% increase in 2Q12’s capture level. Nevertheless, the market share of new affiliations fell from 25.9% to 22.9% in 3Q12. This was due to the fact that although Prima’s volume of captures increased in August and September in both the dependent and independent worker segments, our market share of the latter was affected by the fact that Prima’s competitors aggressively targeted this group before the period of “new affiliate assignment,” which was awarded to Prima AFP, went into effect.

The RAM indicator continued an upward trend, increasing 5.3% QoQ to total US$ 616.1 million at the end of 3Q12. Although growth in Prima AFP’s indicator is lower than that posted by SPP (6.5%), Prima AFP continued to hold a solid lead in the system with a market share of 32.1% in terms of RAM.

Prima AFP’s funds under management totaled US$ 11,300 million at the end of September. With this result Prima continues to lead the system in terms of funds under management in the SPP with a 31.5% market share, which reflects QoQ growth.

In terms of collections of new contributions, Prima AFP collected US$ 210.1 million in 3Q12. This represented 32.5% of total collections in the SPP, which indicates a slight QoQ drop in market share (33.0%).

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The aforementioned results indicate that Prima AFP continues to grow along with the market and has maintained its leadership in terms of RAM; the volume of contribution collections; and the value of the portfolio under management.

Investments

In 3Q12, uncertainty in the international markets with regard to a recovery in the European economy was slightly attenuated by the measures announced by authorities around the globe to contain the financial crisis in the euro zone. The economic indicators from the USA and China continue to be weak.

With regard to the profitability of Prima AFP’s funds under management (FuM), over the last twelve months (September 2012/ September 2011) funds 1, 2 and 3 reported yields of 9.3%, 8.4% and 5.1% respectively. In this context, the value of Prima AFP’s funds under management totaled US$ 11,300 million at the end of 3Q12.

The following table shows the structure of the portfolio managed by Prima AFP at the end of the third quarter 2012:

Funds under management as of September 2012	Sep 12	Share %	Jun 12	Share %
Fund 1	1,164	10.3%	1,055	10.0%
Fund 2	7,464	66.1%	6,970	66.1%
Fund 3	2,672	23.6%	2,516	23.9%
Total US$ millon	11,300	100%	10,542	100%

  Source: Superintendencia de Banca, Seguros y AFP.

Financial Results

Income

Prima AFP’s fee income totaled US$ 32.1 million in 3Q12, which represented growth of 3.9% QoQ and 20.8% YoY. This increase was due to solid growth in RAM (the income base), which was attributable to the dynamism present in the Peruvian economy and the efforts that Prima AFP’s sales force has made to capture new affiliates.

In this scenario, RAM, which is the aggregate of our affiliates’ salaries, continues to grow and reached US$ 616.1 million at the end of 3Q12. This represents a 5.3% increase QoQ.

Estimate of base to calculate earnings	PRIMA	System
US$ million	Sep 2012	Sep 2012	Share %
Administrative fees (1)	1.75%	1.91%	n.a.
RAM base (2)	616	1,918	32.1%

PRIMA AFP estimates. In accordance to local public infomation, (SMV).

(1) System administrative fee: simple average.

(2) RAM: average of aggregated income during the last 4 months excluding special collections and voluntary contributions fees.

Expenses

In 3Q12, administrative and sales expenses were US$ 13 million (+11.7% QoQ). This increase was due to the decision to set aside provisions for operating support, marketing and commercial support, all of which are related to the reform of the Private Pension System.

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Depreciation and amortization expenses totaled US$ 2.2 million this quarter and include amortization of intangible assets (obtained in the framework of the merger with Unión Vida) as well as depreciation and amortization on real estate, equipment and systems.

Operating income in 3Q12 was US$ 16.9 million, which represented a decrease of 1.5% QoQ. In terms of the net result, the drop was 17.4% QoQ (US$ 9.5 million vs. 11.4 million) due to an increase in provisions for income tax (+16.2%) and provisions to cover NIC 18 (the SBS still needs to publish the rules for its implementation), which had an impact on the other income and expenses account.

An analysis of the accumulated results at the end of September indicates that Prima AFP has evolved favorably. This is evident in the company’s net income of US$ 30.1 million, which represents growth of 27.7% with regard to the net result reported for the same period in 2011. The operating result was 34.2% higher YoY, which is in line with the 20.9% increase in fee income.

The accumulated return on average equity (ROAE) at the end of September 2012 was situated at 28.0%, which is higher than the figure reported for the same period last year (21.4%).

At the end of September 2012, Prima AFP reported an asset level of US$ 282.7 million; shareholders’ equity of US$ 185.4 million; and liabilities for a total of US$ 97.3 million.

The table below provides details on the financial results:

Main financial indicators	Quarter			Change %		Year to date		Change %
(US$ thousand) (1)	3Q12	2Q12	3Q11	QoQ	YoY	Sep 12	Sep 11	Sep 12 / Sep 11
Income from commissions	32,080	30,885	26,549	3.9%	20.8%	92,542	76,551	20.9%
Administrative and sale expenses	(13,042)	(11,680)	(11,666)	11.7%	11.8%	(37,401)	(33,115)	12.9%
Depreciation and amortization	(2,179)	(2,097)	(2,317)	3.9%	-6.0%	(6,340)	(7,068)	-10.3%
Operating income	16,860	17,108	12,565	-1.5%	34.2%	48,801	36,367	34.2%
Other income and expenses, net	(1,102)	(263)	(355)	-318.8%	-210.4%	(1,602)	(904)	-77.3%
Income tax	(6,154)	(5,297)	(4,544)	16.2%	35.4%	(16,932)	(11,719)	44.5%
Net income before translation results	9,604	11,548	7,666	-16.8%	25.3%	30,267	23,745	27.5%
Translations results and deferred liabilities	(154)	(104)	(48)	-47.4%	-217.7%	(203)	(202)	-0.7%
Net income	9,450	11,444	7,618	-17.4%	24.1%	30,063	23,543	27.7%
ROAE (2)	25.9%	33.8%	20.4%	-789 bps	+555 bps	28.0%	21.4%	+661 bps
Total assets	282,699	263,672	264,139	7.2%	7.0%
Total liabilities	97,295	90,302	87,576	7.7%	11.1%
Net shareholders' equity	185,403	173,370	176,563	6.9%	5.0%

(1) IFRS.

(2) The calculation of ROAE excludes the unrealized gains from Net shareholders´ equity.

It is important to emphasize that SBS has yet to establish the rules for Law 29903, the Law to Reform the Private Pension System.

38

VIII. Economic Outlook

Economic Activity

In August, the economy posted 6.3% growth versus 7.2% in July. This result was due primarily to continued dynamism in non-primary sectors such as construction, commerce and services, which is in line with strong internal demand. Sectors linked to external demand (and manufacturing in particular) have gradually recovered to achieve modest growth, which is in keeping with the fact that the outlook for global growth remains weak.

In terms of spending components, the dynamism seen in private spending is reflected in the fact that investment has recovered (13.5% in 2Q12) while household spending continues to grow (5.8%) as economic agents’ expectations evolve favorably. Along similar lines, public spending continued to expand at increasingly higher rates (16.2%) as sub-national governments moved to execute more of their budgets and were allotted more resources. In light of the aforementioned, growth in 3Q12 is expected to be the highest reported thus far this year.

The aforementioned took place in a context marked by improved business expectations in 3Q12. After having moderated in the previous quarter (but not decelerating to a point that can be associated with business pessimism), business people’s perception of the future of the economy improved considerably, which will more than likely lead to continued growth in private investment in coming months. In this scenario, our outlook for growth this year is 6.1% with a slight upward bias.

Gross Domestic Product and Internal Demand

(Annualized percentage variation)

Source: INEI, BCR

External Sector

In August, the trade balance was negative for the second consecutive month. During this period, the deficit was situated at US$ 52 million after having posted a negative balance of US$ 272 million in July this year. The total value of exports was US$ 3,728 million, which represents a decline of 19.7% with regard to August 2011. This was primarily due to a decrease in traditional exports segment (-25.1%), which experienced contractions in most of its components including agricultural and mining exports. Non-traditional exports grew 1.9% due to an increase in chemical and sidermetallurgic product deliveries.

39

Imports totaled US$ 3,780 million, which represents an increase of 9.3% with regard to August 2011. Imported volumes rose 8.4% due to an increase in purchases of capital goods and consumer goods. The average price rose 0.9% and increases in the price of oil and capital goods were particularly noteworthy. In this scenario, the accumulated trade balance over the last twelve months was US$ 5,021 million, which is the lowest level posted since Dec-09.

The country continues to accumulate international reserves (INR) despite episodes of exchange rate volatility; this scenario is also attributable to the fact that the BCR continues to intervene in the exchange rate market by purchasing dollars. As such, at the end of 3Q12, INR totaled US$ 61,161 million, which represents an increase of US$ 12,345 million YoY and US$ 3,936 million QoQ. The growth reported for INR in 3Q12 was due primarily to net foreign currency purchases in the Trading Room for US$ 3,016 million; the US$ 534 million increase in deposits in the financial system; a US$ 696 million increase in the valuation of investments; and an increase in yields on investments for a total of US$ 140 million.

Exports and Imports

(3 month moving average annual % var.)

Source: BCR

Prices and the Exchange Rate

Annual inflation at the end of 3Q12 was situated at 3.74%, which indicates that the downward trajectory observed at the end of 2011 (4.74%) is still in effect. This decline has been affected by several supply shocks this year due to the fact that food and fuel prices have rebounded. As such, inflation’s convergence with BCR’s target range (2% +/- 1pp) has been slower than expected; accordingly, the price variation at the end of 2012 should situate at 3.2%, which is above the maximum tranche of BCR’s target range in a context in which inflationary pressures on the demand side remain moderate.

Despite the aforementioned, BCR is expected to maintain the current reference rate for the rest of this year. This is attributable to two factors: i)the deviation from the target range for inflation is associated primarily with temporary supply factors and ii) economic growth is close to reaching its potential. Nevertheless, given the uncertainty that has adversely affected exchange rate terms and growth in developed and emerging countries, BCR has indicated that it will keep a close eye on the evolution of these indicators to intervene should it be necessary.

40

The exchange rate continued to experience a downward trend in 3Q12, which was in line with the economy’s good fundamentals and the fact that foreign capital flows have increased. The latter is due to a decline in risk perception across the globe after the world’s major central banks announced more monetary stimuli. The appreciatory trend in the Nuevo Sol may accentuate despite BCR’s intervention. During the period mentioned, BCR intervened in the exchange market by purchasing US$ 3,016 million. At the beginning of September, the issuing entity began implementing a plan to buy dollars not only when the Nuevo Sol appreciates but also when it drops in order to generate more volatility in the exchange rate market and, as such, generate more uncertainty regarding the Nuevo Sol’s trajectory. In this context, our estimate for year-end is situated at the lower end of the expected range between S/. 2.55 and S/.2.58 with a light downward bias.

Consumer Price Index Exchange Rate
(Annual percentage variation)
(Nuevos Soles for US$)

Source: INEI, BCR.

Fiscal Sector

At the end of August 2012, the non-financial public sector reported an economic surplus of S/. 22,336 million, which tops the S/. 3,728 million posted for the same period in 2011.

The current revenue accumulated by the general government at the end of August totaled S/.76,168 million, which represents a real increase of 6.6% YoY and indicates that collections continue to grow. This behavior is primarily a reflection of the evolution of income tax, which has expanded 6.9% thus far this year due mainly to growth in personal income tax collections (9.3%) and to a lesser extent due to an increase in collections for corporate income tax (6.1%). The result for the latter component was attenuated by the decline seen throughout the year in collections from mining (-16.0%) in a context of lower prices for our mineral exports, which affects the bottom line of companies in this sector. In contrast, growth in income tax collections was reported in the service sector (16.0%), commerce (13.2%) and construction (18.1%), which is in line with the evolution of the local economy.

41

During the first eight months of this year, the General Government’s non-financial expenses4 (S/. 54,858 million) reported real growth of 4.0%, which was primarily attributable to an increase in expenses relative to investment projects at the local government level (95.1%) and an increase in the sub-national governments’ procurement of goods and services (39.6% of the local governments and 42.5% of the regional governments). This expansion is in line with the increase in spending execution seen after regional and local governments settled in following elections and the fact that MEF has been implementing economic stimulus programs since 4Q11. Nevertheless, the expenses of the Central Government5 have fallen 11.1% thus far this year. This reflects a decrease in transfer expenses, particularly with regard to the Fuel Price Stabilization Fund (FEPC).

The moderate behavior of public spending (led by the central government) indicates that at year-end, the fiscal surplus will be slightly above 2.0% of GDP. This is similar to last year’s result (1.9%) and reflects the fact that lower collections from the mining sector were partially offset by continued growth in tax revenues from other sectors of the economy.

Tax Income of the Central Government

(Annualized in Nuevos Soles billions)

Source: Sunat

4 General government refers to the three levels of government: national (Central Government), regional and local.

5 The Central of National Government refers exclusively to the ministries and other government bodies that work directly with the Congress and the President of the Republic among others.

42

Main Economic Indicators

	2010	2011				2012
	Year	IIQ	IIIQ	IVQ	Year	IQ	IIQ
GDP (US$ MM)	153,964	44,644	44,819	46,321	176,761	46,645	50,100
Real GDP (var. %)	8.8	6.9	6.7	5.5	6.9	6.1	6.1
GDP per-capita (US$)	5,101	5,736	5,707	5,846	5,650	5,834	6,210.3
Domestic demand (var. %)	13.1	7.9	5.5	5.2	7.2	5.2	7.5
Consumption (var. %)	6.0	6.4	6.3	6.4	6.4	6.0	5.8
Private Investment (var. %)	23.2	4.7	1.3	3.3	5.1	16.5	15.8
CPI (annual change, %)	2.1	2.9	3.7	4.7	4.7	4.23	4.00
Exchange rate, eop (S/. per US$)	2.82	2.76	2.74	2.70	2.70	2.67	2.67
Devaluation (annual change, %)	-2.4	-2.7	-1.6	-4.4	-4.4	-4.01	-3.3
Exchange rate, average (S/. per US$)	2.83	2.78	2.74	2.71	2.75	2.67	2.67
Non-Financial Public Sector (% of GDP)	-0.3	5.5	1.3	-4.9	1.9	7.2	6.9
Central government current revenues (% of GDP)	17.2	19.4	17.1	17.1	18.1	19.2	19.6
Tax Income (% of GDP)	14.8	16.5	14.6	14.8	15.5	16.7	16.6
Non Tax Income (% of GDP)	2.4	3.0	2.5	2.3	2.6	2.5	3.0
Current expenditures (% of GDP)	11.8	13.0	11.3	12.6	12.0	10.0	10.0
Capital expenditures (% of GDP)	6.4	4.6	4.6	9.0	5.3	2.7	3.5
Trade Balance (US$ MM)	6,750	2,181	3,210	2,004	9,302	2,237	310
Exports (US$ MM)	35,565	11,752	12,900	11,511	46,268	11,808	10,302
Imports (US$ MM)	28,815	9,570	9,690	9,507	36,967	9,571	9,992
Current Account Balance (US$ MM)	-2,625	-1,361	49	-794	-3,341	-865	-2,159
Current Account Balance (% of GDP)	-1.7	-2.6	0.9	-1.3	-1.3	-1.9	-4.3

Source: BCR, INEI, estimated by BCP.

43

Company Description:

Credicorp Ltd. (NYSE: BAP) is the leading financial services holding company in Peru. It primarily operates via its four principal Subsidiaries: Banco de Crédito del Peru (BCP), Atlantic Security Holding Corporation (ASHC), El Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros (PPS) and Grupo Credito. Credicorp is engaged principally in commercial banking (including trade finance, corporate finance and leasing services), insurance (including commercial property, transportation and marine hull, automobile, life, health and pension fund underwriting insurance) and investment banking (including brokerage services, asset management, trust, custody and securitization services, trading and investment). BCP is the Company's primary subsidiary.

Safe Harbor for Forward-Looking Statements

This material includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical information provided herein are forward-looking and may contain information about financial results, economic conditions, trends and known uncertainties.

The Company cautions readers that actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including, without limitation: (1) adverse changes in the Peruvian economy with respect to the rates of inflation, economic growth, currency devaluation, and other factors, (2) adverse changes in the Peruvian political situation, including, without limitation, the reversal of market-oriented reforms and economic recovery measures, or the failure of such measures and reforms to achieve their goals, and (3) adverse changes in the markets in which the Company operates, including increased competition, decreased demand for financial services, and other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company’s business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

44

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In US$ thousands, IFRS)

	As of			Change %
	Sep 12	Jun 12	Sep 11	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	1,072,798	780,213	1,027,480	37.5%	4.4%
Interest bearing	5,651,765	4,746,513	4,036,187	19.1%	40.0%
Total cash and due from banks	6,724,563	5,526,727	5,063,666	21.7%	32.8%

Marketable securities, net	248,343	305,336	118,289	-18.7%	109.9%

Loans	20,287,468	19,232,220	16,401,270	5.5%	23.7%
Current	19,936,980	18,897,039	16,148,626	5.5%	23.5%
Past due	350,488	335,181	252,644	4.6%	38.7%
Less - net provisions for possible loan losses	(670,582)	(626,119)	(483,163)	7.1%	38.8%
Loans, net	19,616,886	18,606,102	15,918,107	5.4%	23.2%

Investments securities available for sale	7,123,087	7,151,322	6,342,142	-0.4%	12.3%
Reinsurance assets	145,834	163,835	132,289	-11.0%	10.2%
Premiums and other policyholder receivables	176,394	166,315	138,207	6.1%	27.6%
Property, plant and equipment, net	511,376	493,796	402,401	3.6%	27.1%
Due from customers on acceptances	49,390	66,327	84,225	-25.5%	-41.4%
Other assets	3,104,895	2,598,532	1,456,890	19.5%	113.1%

Total assets	37,700,768	35,078,291	29,656,217	7.5%	27.1%

LIABILITIES AND NET SHAREHOLDERS' EQUITY
Deposits and Obligations
Non-interest bearing	5,945,915	5,824,219	5,104,702	2.1%	16.5%
Interest bearing	16,101,538	15,213,424	12,962,189	5.8%	24.2%
Total deposits and Obligations	22,047,452	21,037,643	18,066,891	4.8%	22.0%

Due to banks and correspondents	2,833,022	2,518,745	2,246,074	12.5%	26.1%
Acceptances outstanding	49,390	66,327	84,225	-25.5%	-41.4%
Reserves for property and casualty claims	1,330,631	1,284,518	1,116,277	3.6%	19.2%
Reserve for unearned premiums	201,342	198,287	177,926	1.5%	13.2%
Reinsurance payable	65,184	69,782	59,056	-6.6%	10.4%
Bonds and subordinated debt	4,680,730	4,239,957	3,797,410	10.4%	23.3%
Other liabilities	2,357,338	1,881,918	955,043	25.3%	146.8%
Minority interest	128,024	105,982	60,534	20.8%	111.5%
Total liabilities	33,693,114	31,403,158	26,563,438	7.6%	27.2%

Capital stock	471,912	471,912	471,912	0.0%	0.0%
Treasury stock	(74,630)	(74,630)	(74,877)	0.0%	-0.3%
Capital surplus	107,883	107,883	111,145	0.0%	-2.9%
Reserves	2,302,187	2,297,813	1,792,921	0.2%	28.4%
Unrealized gains	559,633	458,638	245,918	22.0%	127.6%
Retained earnings	640,671	413,519	545,760	54.9%	1.7%
Net shareholders' equity	4,007,654	3,675,134	3,092,778	6.7%	26.8%

Total liabilities and net shareholders' equity	37,700,768	35,078,291	29,656,217	7.5%	27.1%

Contingent credits	15,565,860	14,350,579	11,008,405	8.5%	41.4%

45

CREDICORP LTD. AND SUBSIDIARIES

QUARTERLY INCOME STATEMENT

(In US$ thousands, IFRS)

	Quarter			Change %		Year to date		Change %
	3Q12	2Q12	3Q11	QoQ	YoY	Sep 12	Sep 11	YoY

Interest income and expense
Interest and dividend income	598,480	559,786	466,134	6.9%	28.4%	1,682,924	1,338,128	25.8%
Interest expense	(183,277)	(165,850)	(135,660)	10.5%	35.1%	(501,534)	(387,122)	29.55%
Net interest income	415,203	393,936	330,473	5.4%	25.6%	1,181,390	951,006	24.2%

Net provisions for loan losses	(94,389)	(110,850)	(42,676)	-14.8%	121.2%	(274,877)	(144,451)	90.3%

Non financial income
Fee income	193,547	176,914	151,920	9.4%	27.4%	533,309	446,190	19.5%
Net gain on foreign exchange transactions	44,864	43,727	35,242	2.6%	27.3%	127,844	101,762	25.6%
Net gain on sales of securities	32,007	16,090	13,137	98.9%	143.6%	77,853	38,218	103.7%
Other	5,218	14,026	2,142	-62.8%	143.6%	25,206	16,622	51.6%
Total non financial income, net	275,636	250,757	202,441	9.9%	36.2%	764,212	602,792	26.8%

Insurance premiums and claims
Net premiums earned	182,995	171,894	151,728	6.5%	20.6%	513,423	425,205	20.7%
Net claims incurred	(17,553)	(17,729)	(21,226)	-1.0%	-17.3%	(67,432)	(54,291)	24.2%
Increase in cost for life and health policies	(93,034)	(86,211)	(81,276)	7.9%	14.5%	(273,608)	(218,663)	25.1%
Net technical commissions and Expenses (1)	(25,690)	(30,584)	(19,011)	-16.0%	35.1%	(80,411)	(59,926)	34.2%
Total Insurance services technical result	46,718	37,370	30,216	25.0%	54.6%	91,972	92,324	-0.4%

Medical Services Technical Result (2)	(3,894)	1,632	(94)	-338.6%	-4251.2%	(305)	(94)	-425.0%

Operating expenses
Salaries and employees benefits	(195,891)	(175,667)	(147,563)	11.5%	32.8%	(537,038)	(423,372)	26.8%
Administrative, general and tax expenses	(139,336)	(123,048)	(99,527)	13.2%	40.0%	(367,072)	(283,490)	29.5%
Depreciation and amortization	(27,500)	(27,937)	(24,454)	-1.6%	12.5%	(83,712)	(71,034)	17.8%
Other	(5,089)	(10,936)	(8,314)	-53.5%	-38.8%	(28,153)	(36,311)	-22.5%
Total operating expenses	(367,816)	(337,589)	(279,858)	9.0%	31.4%	(1,015,975)	(814,206)	24.8%

Operating income (3)	271,458	235,256	240,503	15.4%	12.9%	746,417	687,371	8.6%
Translation result	33,105	(1,685)	(7,213)	2064.4%	559.0%	44,604	6,448	591.7%
Income taxes	(71,351)	(58,573)	(58,646)	21.8%	21.7%	(189,998)	(162,487)	16.9%

Net income	233,212	174,998	174,645	33.3%	33.5%	601,024	531,332	13.1%
Minority interest	5,681	3,051	3,744	86.2%	51.7%	12,433	11,241	10.6%
Net income attributed to Credicorp	227,531	171,946	170,900	32.3%	33.1%	588,590	520,092	13.2%

(1) Net technical commissions and Expenses is a new item. Until 2Q11, this amount was used to be included in Other non financial income and Other operating expenses from the insurance business.

(2) Medical Services Technical result is a new item. Until 2Q11, this amount was used to be included in Other non financial income and Other operating expenses from the insurance business.

(3) Income before translation result and taxes.

46

CREDICORP LTD. AND SUBSIDIARIES

SELECTED FINANCIAL INDICATORS

	Quarter			Year to date
	3Q12	2Q12	3Q11	Sep 12	Sep 11

Profitability
Net income per common share (US$ per share)(1)	2.85	2.16	2.14	7.38	6.52
Net interest margin on interest earning assets (2)	5.19%	5.08%	5.00%	5.14%	4.88%
Return on average total assets (2)(3)	2.5%	2.0%	2.3%	2.3%	2.4%
Return on average shareholders' equity (2)(3)	23.7%	19.2%	22.6%	21.6%	23.6%
No. of outstanding shares (millions)(4)	79.76	79.76	79.76	79.76	79.76

Quality of loan portfolio
PDL ratio	1.73%	1.74%	1.54%	1.73%	1.54%
NPL ratio	2.39%	2.34%	2.08%	2.39%	2.08%
Coverage of PDLs	191.3%	186.8%	191.2%	191.3%	191.2%
Coverage of NPLs	138.6%	139.1%	141.8%	138.6%	141.8%
Reserves for loan losses / Total loans	3.3%	3.3%	2.9%	3.3%	2.9%

Operating efficiency
Oper. expenses as a percent. of total income (5)	43.6%	41.4%	40.6%	41.9%	40.4%
Oper. expenses as a percent. of av. tot. assets(2)(3)(5)	4.0%	3.8%	3.7%	3.8%	3.5%

Average balances (millions of US$) (3)
Interest earning assets	32,030.2	30,990.3	26,425.0	30,670.1	25,994.3
Total assets	36,389.5	34,619.7	29,657.2	34,464.1	29,265.8
Net shareholder's equity	3,841.4	3,584.4	3,029.4	3,638.1	2,933.3

(1) Based on Net Income attributed to BAP. Number of shares outstanding of 79.8 million in all periods.

(2) Ratios are annualized.

(3) Averages are determined as the average of period-beginning and period-ending balances.

(4) Net of treasury shares. The total number of shares was of 94.38 million.

(5) Total income includes net interest income, fee income, net gain on foreign exchange transactions and net premiums earned. Operating expense do not include other expenses.

47

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(In US$ thousands, IFRS)

		As of		Change %
	Sep 12	Jun 12	Sep 11	QoQ	YoY
ASSETS

Cash and due from banks	6,558,340	5,561,452	4,949,039	17.9%	32.5%
Cash and BCRP	6,108,951	4,961,676	4,037,584	23.1%	51.3%
Deposits in other Banks	438,606	589,589	902,427	-25.6%	-51.4%
Interbanks	7,270	6,621	7,000	9.8%	3.9%
Accrued interest on cash and due from banks	3,513	3,566	2,028	-1.5%	73.2%

Marketable securities, net	144,566	204,189	118,289	-29.2%	22.2%

Loans	19,672,680	18,599,092	15,998,891	5.8%	23.0%
Current	19,322,859	18,264,583	15,748,718	5.8%	22.7%
Past Due	349,821	334,509	250,173	4.6%	39.8%
Less - net provisions for possible loan losses	(669,756)	(625,293)	(482,457)	7.1%	38.8%
Loans, net	19,002,924	17,973,799	15,516,434	5.7%	22.5%

Investment securities available for sale	4,313,659	4,492,280	3,979,007	-4.0%	8.4%
Property, plant and equipment, net	375,549	362,323	336,440	3.7%	11.6%
Due from customers acceptances	49,390	66,327	84,225	-25.5%	-41.4%
Other assets	2,654,682	2,021,005	1,127,381	31.4%	135.5%

Total assets	33,099,110	30,681,375	26,110,815	7.9%	26.8%

LIABILITIES AND NET SHAREHOLDERS' EQUITY

Deposits and obligations	20,804,889	19,743,570	16,967,413	5.4%	22.6%
Demand deposits	6,949,414	6,840,437	6,331,507	1.6%	9.8%
Saving deposits	5,635,303	5,346,285	4,705,850	5.4%	19.8%
Time deposits	6,260,989	5,513,461	4,441,832	13.6%	41.0%
Severance indemnity deposits (CTS)	1,904,804	1,971,406	1,440,931	-3.4%	32.2%
Interest payable	54,379	71,981	47,293	-24.5%	15.0%

Due to banks and correspondents	4,025,530	3,324,843	3,251,910	21.1%	23.8%
Bonds and subordinated debt	3,507,149	3,482,265	2,952,120	0.7%	18.8%
Acceptances outstanding	49,390	66,327	84,225	-25.5%	-41.4%
Other liabilities	2,022,041	1,594,878	701,660	26.8%	188.2%

Total liabilities	30,408,999	28,211,882	23,957,328	7.8%	26.9%

Net shareholders' equity	2,644,881	2,440,708	2,149,132	8.4%	23.1%
Capital stock	1,019,491	1,019,491	783,213	0.0%	30.2%
Reserves	711,685	711,685	628,987	0.0%	13.1%
Unrealized Gains and Losses	148,707	136,280	87,464	9.1%	70.0%
Retained Earnings	274,596	274,898	236,540	-0.1%	16.1%
Income for the year	490,402	298,354	412,928	64.4%	18.8%

Minority interest	45,230	28,785	4,355	57.1%	938.6%

Total liabilities and net shareholders' equity	33,099,110	30,681,375	26,110,815	7.9%	26.8%

Off-balance sheet	15,152,350	14,274,169	10,903,399	6.2%	39.0%

48

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

QUARTERLY INCOME STATEMENT

(In US$ thousands, IFRS)

	Quarter			Change %		Year to date		Change %
	3Q12	2Q12	3Q11	QoQ	YoY	Sep 12	Sep 11	Sep 12 / Sep 11

Interest income and expense
Interest and dividend income	558,570	511,980	433,949	9.1%	28.7%	1,558,199	1,239,995	25.7%
Interest expense	(176,144)	(157,685)	(131,486)	11.7%	34.0%	(478,979)	(379,700)	26.1%
Net interest and dividend income	382,426	354,295	302,463	7.9%	26.4%	1,079,220	860,295	25.4%
Net provision for loan losses	(94,604)	(111,091)	(42,960)	-14.8%	120.2%	(275,537)	(145,023)	90.0%

Non financial income
Banking services commissions	172,626	151,598	132,509	13.9%	30.3%	466,209	386,741	20.5%
Net gain on foreign exchange transactions	44,948	43,650	35,281	3.0%	27.4%	127,928	101,891	25.6%
Net gain on sales of securities	28,315	10,941	12,001	158.8%	135.9%	52,903	9,918	433.4%
Other	2,102	11,530	1,588	-81.8%	32.4%	17,369	12,374	40.4%
Total non financial income,net	247,991	217,719	181,379	13.9%	36.7%	664,409	510,924	30.0%

Operating expenses
Salaries and employees benefits	(164,073)	(147,771)	(125,764)	11.0%	30.5%	(450,886)	(357,384)	26.2%
Administrative expenses	(116,974)	(102,667)	(84,025)	13.9%	39.2%	(304,896)	(236,507)	28.9%
Depreciation and amortization	(22,376)	(23,115)	(20,304)	-3.2%	10.2%	(69,144)	(58,409)	18.4%
Other	(10,020)	(8,790)	(7,089)	14.0%	41.3%	(28,109)	(30,255)	-7.1%
Total operating expenses	(313,443)	(282,343)	(237,182)	11.0%	32.2%	(853,035)	(682,555)	25.0%

Operating Income (1)	222,370	178,580	203,700	24.5%	9.2%	615,057	543,641	13.1%
Translation result	27,799	(3,062)	(6,622)	1007.9%	519.8%	36,151	6,961	419.3%
Workers' profit sharing	-	-	-	0.0%	0.0%	-	-	0.0%
Income taxes	(55,980)	(47,965)	(53,001)	16.7%	5.6%	(158,599)	(137,182)	15.6%
Minority interest	(2,141)	182	(113)	-1276.4%	1794.7%	(2,207)	(491)	349.5%
Net income	192,048	127,735	143,964	50.3%	33.4%	490,402	412,929	18.8%

(1) Income before translation results and income taxes.

49

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

SELECTED FINANCIAL INDICATORS

	Quarter			Year to date
	3Q12	2Q12	3Q11	Sep 12	Sep 11
	11	10	7	13	14
Profitability
Net income per common share (US$ per share)(1)	0.060	0.040	0.045	0.154	0.130
Net interest margin on interest earning assets (2)	5.36%	5.12%	5.05%	5.25%	4.80%
Return on average total assets (2)(3)	2.4%	1.7%	2.2%	2.2%	2.1%
Return on average shareholders' equity (2)(3)	30.2%	21.4%	27.4%	26.8%	27.1%
No. of outstanding shares (millions)	3,187.90	3,187.90	3,187.90	3,187.90	3,187.90

Quality of loan portfolio
PDL ratio	1.78%	1.80%	1.56%	1.78%	1.56%
NPL ratio	2.46%	2.42%	2.11%	2.46%	2.11%
Coverage of PDLs	191.5%	186.9%	192.9%	191.5%	192.9%
Coverage of NPLs	138.6%	139.1%	142.7%	138.6%	142.7%
Reserves for loan losses as a percentage of total loans	3.4%	3.4%	3.0%	3.4%	3.0%

Operating efficiency
Oper. expenses as a percent. of total income (4)	50.6%	49.8%	48.9%	49.3%	48.4%
Oper. expenses as a percent. of av. tot. assets(2)(3)(4)	3.9%	3.7%	3.6%	3.8%	3.5%

Capital adequacy
Total Regulatory Capital (US$ million)	3,201.5	3,275.9	2,615.3	-2.3%	22.4%
Tier I capital	2,193.6	2,219.3	1,843.9	-1.2%	19.0%
BIS ratio (5)	14.1%	15.9%	14.8%	-11.3%	-4.7%

Average balances (US$ million) (3)
Interest earning assets	28,517.2	27,660.0	23,973.0	27,400.4	23,898.4
Total Assets	31,890.2	30,323.8	26,211.1	30,180.8	26,003.0
Net shareholders' equity	2,542.8	2,388.9	2,103.5	2,441.0	2,029.9

(1) Shares outstanding of 2,558 million is used for all periods since shares have been issued only for capitalization of profits and inflation adjustment.

(2) Ratios are annualized.

(3) Averages are determined as the average of period-beginning and period-ending balances.

(4) Total income includes net interest income, fee income and net gain on foreign exchange transactions. Operating expense includes personnel expenses, administrative expenses and depreciation and amortization.

(5) Regulatory Capital / risk-weighted assets. Risk weighted assets include market risk and operation risk.

50

EL PACIFICO - PERUANO SUIZA and SUBSIDIARIES

(In US$ thousand)

	Three months ended			Change %		Year to date		Change %
	3Q12	2Q12	3Q11	QoQ	YoY	Sep 12	Sep 11	Sep 12 / Sep 11
Results
Written premiums	261,727	231,508	223,984	13.1%	16.9%	720,777	615,135	17.2%
Ceded Premiums	38,015	26,142	33,120	45.4%	14.8%	87,132	78,028	11.7%
Unearned premium reserves (1) *	37,671	31,537	40,561	19.5%	-7.1%	104,645	99,324	5.4%
Net earned premiums	186,041	173,829	150,303	7.0%	23.8%	529,000	437,783	20.8%
Direct claims *	117,311	115,358	110,108	1.7%	6.5%	395,310	291,496	35.6%
Reinsurance ceded	6,723	11,418	7,606	-41.1%	-11.6%	54,270	18,542	192.7%
Net claims	110,588	103,940	102,502	6.4%	7.9%	341,040	272,954	24.9%
Paid commissions *	33,139	31,414	19,758	5.5%	67.7%	95,469	72,298	32.0%
Commissions received	2,957	2,602	3,245	13.6%	-8.9%	7,758	8,407	-7.7%
Net commissions	30,182	28,812	16,513	4.8%	82.8%	87,712	63,892	37.3%
Underwriting expenses *	12,498	12,035	10,665	3.8%	17.2%	33,865	32,200	5.2%
Underwriting income	3,411	3,183	4,098	7.2%	-16.8%	9,510	9,674	-1.7%
Net underwriting expenses	9,088	8,853	6,567	2.7%	38.4%	24,354	22,526	8.1%
Underwriting result before Medical Services	36,184	32,223	24,721	12.3%	46.4%	75,895	78,411	-3.2%

Medical Services Underwriting result (1)	(3,894)	1,632	67	-338.6%	-5895.4%	(305)	67	-553.7%

Total Underwriting result	32,290	33,855	24,788	-4.6%	30.3%	75,590	78,478	-3.7%

Financial income	22,419	24,472	21,335	-8.4%	5.1%	67,513	64,213	5.1%
Gains on sale of securities	9,543	7,348	4,646	29.9%	105.4%	25,573	6,745	279.1%
Net property and rental income	1,432	1,385	1,326	3.4%	8.0%	4,732	3,715	27.4%
(-) Financial expenses	1,567	1,950	418	-19.6%	274.7%	5,084	1,140	346.0%
Financial income, net	31,826	31,256	26,887	1.8%	18.4%	92,734	73,533	26.1%

Salaries and benefits *	23,282	20,656	20,718	12.7%	12.4%	63,774	50,035	27.5%
Administrative expenses *	21,069	18,989	15,988	11.0%	31.8%	57,742	42,837	34.8%
Third party services	10,665	9,843	9,061	8.3%	17.7%	28,879	21,890	31.9%
Management expenses	4,152	3,390	2,836	22.5%	46.4%	11,045	8,222	34.3%
Provisions	3,181	2,753	1,855	15.6%	71.5%	8,823	5,714	54.4%
Taxes	1,952	1,686	1,448	15.8%	34.8%	5,417	4,413	22.8%
Other expenses *	1,119	1,317	788	-15.0%	42.1%	3,577	2,599	37.7%
Opertating expenses	44,351	39,644	36,707	11.9%	20.8%	121,516	92,873	30.8%

Other income *	1,985	1,373	(29)	44.6%	7034.7%	3,724	769	384.1%
Traslations results	3,548	(38)	(531)	9364.6%	767.9%	5,276	2,180	142.1%
Income tax	4,250	2,647	647	60.6%	557.0%	5,671	6,898	-17.8%

Income before minority interest	21,048	24,155	13,763	-12.9%	52.9%	50,137	55,189	-9.2%
Minority interest	2,086	2,267	1,633	-8.0%	27.8%	5,997	8,917	-32.8%

Net income	18,961	21,888	12,129	-13.4%	56.3%	44,140	46,272	-4.6%

Balance (end of period)
Total assets	2,518,019	2,380,110	1,928,975	5.8%	30.5%	2,518,019	1,928,975	30.5%
Invesment on securities and real state (2)	1,653,662	1,534,459	1,351,557	7.8%	22.4%	1,653,662	1,351,557	22.4%
Technical reserves	1,532,319	1,484,229	1,295,668	3.2%	18.3%	1,532,319	1,295,668	18.3%
Net equity	585,183	523,180	414,815	11.9%	41.1%	585,183	414,815	41.1%

Ratios
Ceded	14.5%	11.3%	14.8%	3.2	(0.3)	12.1%	12.7%	(0.6)
Loss ratio	59.4%	59.8%	68.2%	(0.4)	(8.8)	64.5%	62.3%	2.1
Commissions + technical expenses, net / net earned premiums	21.1%	21.7%	15.4%	(0.6)	5.8	21.2%	19.7%	1.4
Underwriting results / net premiums earned	13.8%	13.9%	11.0%	0.9	2.8	10.5%	12.7%	(3.6)
Operating expenses / net premiums earned	23.8%	22.8%	24.4%	1.0	(0.6)	23.0%	21.2%	1.8
Return on equity (3) (4)	13.7%	17.6%	13.4%	(3.9)	0.3	12.0%	18.1%	(6.1)
Return on written premiums	7.2%	9.5%	5.4%	(2.2)	1.8	6.1%	7.5%	(1.4)

Combined ratio of PPS + PS (5) (6)	102.3%	102.1%	103.2%	0.2	(0.9)	106.2%	101.9%	4.2
Net claims / net earned premiums	65.2%	64.1%	67.9%	1.2	(2.7)	68.9%	64.8%	4.1
General expenses and commissions / net earned premiums	37.1%	38.0%	35.3%	(1.0)	1.8	37.3%	37.1%	0.2

 *Change in these accounts are due to reclassifications made in 2Q12 and 3Q11.

(1)In 3Q12 Unearned premium reserves from Unit Link portfolio were reclassified from Financial Income and Gains on sale of securities

(2) This account reflects the operating income of the medical subsidiaries adquired. This amount used to be included in Other income until 1Q12.

(3) Real State Investment were excluded.

(4) Annualized.

(5) Average are determined as the average of period - beginning and period ending.

(6) Without consolidated adjustments.

(7) EPS includes Médica, Doctor +, Clínica San Borja, Análisis Clínicos, Galeno, Oncocare, Clínica El Golf y Clínica Sánchez Ferrer.

51

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2012

CREDICORP LTD. (Registrant)

By:	/s/ Mario Ferrari
Mario Ferrari
Authorized Representative